150 *years with you*





11 April 2003

03022349

Direct telephone 020 7280 7169
Fax No: 020 7280 7112

E-mail: lucy.schaffer@uk.standardchartered.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington,
DC 20549

SUPPL



Dear Sirs

Re: File No. 82-5188
Standard Chartered PLC
Standard Chartered Bank

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The enclosed information is furnished to you, pursuant to Rule 12g3-2(b) for each of Standard Chartered PLC (File No. 82-5188) and Standard Chartered Bank, its wholly owned subsidiary.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to us using the self addressed envelope enclosed.

Yours faithfully

L Schaffer

For each of
STANDARD CHARTERED PLC
STANDARD CHARTERED BANK

By:
Name: Lucy Schaffer
Title: Company Secretarial Assistant

Enc.

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Company	Standard Chrtrd Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	07:04 28 Mar 2003
Number	a200303270

BW20030327002153 20030328T070453Z UTC

(BW)(STANDARD-CHRTRD-BANK)(45JQ) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 28, 2003--

RE: STANDARD CHARTERED BANK
GBP 30,000,000 SERIES 1 EMTN
DUE: MARCH 2009
ISIN: XS0096127344

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 27MAR03 TO 29SEP03 HAS BEEN FIXED AT 4.98188 PCT.

INTEREST PAYABLE VALUE 27SEP03 WILL AMOUNT TO GBP 2,538.71 PER GBP 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Short Name: Standard Chrtrd Bank
Category Code: RC
Sequence Number: 00003421
Time of Receipt (offset from UTC): 20030327T232944+0000

--30--DB/ny

CONTACT: Standard Chartered Bank

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: BANKING
SOURCE: Standard Chrtrd Bank

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Company	Standard Chrtrd Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	07:03 28 Mar 2003
Number	a200303270

BW20030327002135 20030328T070307Z UTC

(BW)(STANDARD-CHRTRD-BANK)(45JQ) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--March 28, 2003--

RE: STANDARD CHARTERED BANK
GBP 300,000,000
UNDATED
ISIN: GB0008389008

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 27MAR03 TO 27JUN03 HAS BEEN FIXED AT 3.875 PCT.

INTEREST PAYABLE VALUE 27JUN03 WILL AMOUNT TO
GBP 48.84 PER GBP 5,000 DENOMINATION.
GBP 488.36 PER GBP 50,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Short Name: Standard Chrtrd Bank
Category Code: RC
Sequence Number: 00003411
Time of Receipt (offset from UTC): 20030327T210109+0000

--30--KK/ny*

CONTACT: Standard Chartered Bank

KEYWORD: UNITED KINGDOM INTERNATIONAL EUROPE
INDUSTRY KEYWORD: BANKING
SOURCE: Standard Chrtrd Bank


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Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	18:22 13 Jan 2003
Number	1033G

RNS Number:1033G
Standard Chartered Bank
13 January 2003

RE: STANDARD CHARTERED BANK
USD 25,000,000 SERIES 4 EMTN
DUE JULY 2009
ISIN: XS0097907561

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 15JAN03 TO 15APR03 HAS BEEN FIXED AT 2.37563 PCT.

INTEREST PAYABLE VALUE 15APR03 WILL AMOUNT TO USD 593.91 PER USD 100,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 207 508 3857/3855 OR FAX: 44 207 508 3881

RATEFIX DESK
CITIBANK N.A., LONDON

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Company	Standard Chartered Bank
TIDM	45JQ
Headline	FRN Variable Rate Fix
Released	15:54 27 Dec 2002
Number	6138F

RNS Number:6138F
Standard Chartered Bank
27 December 2002

RE: STANDARD CHARTERED BANK
GBP 300,000,000
UNDATED
ISIN: GB0008389008

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 27DEC02 TO 27MAR03 HAS BEEN FIXED AT 4.25 PCT.

INTEREST PAYABLE VALUE 27MAR03 WILL AMOUNT TO
GBP52.40 PER GBP 5,000 DENOMINATION
GBP523.97 PER GBP 50,000 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 207 505 3857/3855 OR FAX: 44 207 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

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Company	Standard Chartered Bank
TIDM	45JQ
Headline	Stmt re Interest-Bearing Nts
Released	07:57 24 Dec 2002
Number	4154F

RNS Number:4154F
Standard Chartered Bank
20 December 2002

Name of Issuer: Standard Chartered Bank

ISIN: XS0130721169

Description: U.S.$121,000,000 4.95% Notes due 2031 (the "Notes"), the terms of which have been amended as described below.

Title: Change from Interest-Bearing Notes to Zero Coupon Notes

In accordance with rule 23.22(f) of the UK Listing Rules; please be advised that the terms and conditions of the Notes (the "Conditions") have been amended to enable such Notes issued by the Issuer and as described above to become zero coupon notes and to allow for the partial redemption of such Notes at the option of either the Issuer or the holders of such Notes (the "Noteholders") in denominations of U.S. $1,000,000 and in accordance with the Deed (as defined below).

The amendments to the Conditions have taken place pursuant to a Deed of Variation dated on or about the 18th December, 2002 (the "Deed") whereby the Issuer, the Trustee and the Agent (as defined therein) have agreed to effect such changes by replacing the original pricing supplement (the "Original Pricing Supplement") with the form of the pricing supplement set out in the Schedule to that Deed (the "Amended Pricing Supplement"). The Amended Pricing Supplement supersedes the Original Pricing Supplement. The Schedule to the Amended Pricing Supplement sets out the changes to the Conditions. The Noteholders' option to redeem the Notes takes place pursuant to the partial redemption of a put option as described in the Conditions as amended by the Deed. Parties who require further information regarding these amendments should contact:

Standard Chartered Bank. Debt Capital Markets Operations, Singapore
Attn: Ms Mavis Han
Telephone: 6438 8078
Facsimile: 6535 2660
Email: Mavis.Han@sg.standardchartered.com
Address: 6 Battery Road #03-00 Singapore 049909

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	15:44 30 Dec 2002
Number	6545F

RNS Number:6545F
Standard Chartered PLC
30 December 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

LORD STEWARTBY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

THE BANK OF NEW YORK EUROPE LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

REINVESTMENT OF A DIVIDEND TAX CREDIT IN A GENERAL NON DISCRETIONARY PEP

7) Number of shares/amount of stock acquired:

7

8) Percentage of issued class:

0.0000006%

9) Number of shares/amount of stock disposed:

10) Percentage of issued class:

N/A

11) Class of security:

ORDINARY SHARES OF USD0.50 EACH

12) Price per share:

718p

13) Date of transaction:

24 DECEMBER 2002

14) Date company informed:

27 DECEMBER 2002

15) Total holding following this notification:

14,760

16) Total percentage holding of issued class following this notification

0.001261%

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

N/A

18) Period during which or date on which exercisable:

N/A

19) Total amount paid (if any) for grant of the option:

N/A

20) Description of shares or debentures involved: class, number:

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22) Total number of shares or debentures over which options held following this notification:

N/A

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

LUCY SCHAFFER - 020 7280 7169

this notification:

DEBORAH HARVEY

Date of Notification: .... 30 DECEMBER 2002

This information is provided by RNS
The company news service from the London Stock Exchange

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825188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	16:40 18 Feb 2003
Number	6608H

NOTIFICATION OF MAJOR INTEREST IN SHARES

STANDARD CHARTERED PLC

Standard Chartered PLC received notification on 18 February 2003 that Prudential plc and all of its subsidiary companies no longer have a notifiable interest in the issued share capital of the Company.

....

D A Harvey

Assistant Group Secretary

18 February 2003

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82 5188

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results Part 1 of 2
Released	08:00 19 Feb 2003
Number	6742H

TO CITY EDITORS **19 February 2**

FOR IMMEDIATE RELEASE

STANDARD CHARTERED PLC RESULTS FOR 2002

HIGHLIGHTS

Results

- Net revenue up 3 per cent to $4 539 million from $4 405 million.
- Costs down by $28 million over 2001.
- Debt charge down by $19 million at $712 million despite bankruptcy issue in Hong Kong and Argentina.
- Pre-tax profit rose 16 per cent to $1 262 million compared with $1 089 million in 2001.
- Normalised earnings per share at 74.9 cents (2001: 66.3 cents).
- Normalised return on equity at 13.4 per cent (2001: 12.0 per cent).
- Annual dividend per share increased by 12.1 per cent to 47.0 cents.

Significant achievements

- Cost income ratio (normalised basis) reduced from 55.8 per cent to 53.6 per cent.
- Good growth in Consumer Banking across a wide range of dynamic markets.
- Wholesale Banking profit up 35 per cent.
- Launched dual listing in Hong Kong.
- Generated strong growth in India and Middle East.
- Established a strategic partnership with Bank of China

- Made $50 million investment in BOC Hong Kong (Holdings) Limited.
- Signed Memorandum of Understanding for alliances on product and distribution.

- Significant expansion of shared service centres in Chennai and Kuala Lumpur leading to efficiency gains.

Commenting on these results the Chairman of Standard Chartered PLC Sir Patrick Gillam said:

"We have delivered a strong performance with a good increase in trading profit despite turbulent economic conditions. We have reduced our costs and brought down our bad debt charge.

In 2003 we celebrate our 150th year as a company. This longevity says a lot about our strengths and the market positions we hold. However the anniversary is a time to look forward not back. There is an opportunity to deliver a step change in performance by continuing to be innovative and aggressive in our markets and remaining focused on moves that will improve shareholder returns."

STANDARD CHARTERED PLC - TABLE OF CONTENTS

Page

Summary of Results 3

Chairman's Statement 4

Group Chief Executive's Review 8

Business Review 14

Financial Review

Group Summary 18

Consumer Banking 20

Wholesale Banking 23

Risk 25

Capital 37

Efficiency Programme 39

Financial Statements

Consolidated Profit and Loss Account 40

Summarised Consolidated Balance Sheet 41

Other Statements 42

Consolidated Cash Flow Statement 43

Notes to the Financial Statements 44

STANDARD CHARTERED PLC - SUMMARY OF RESULTS FOR 2002

	2002	2(
	$m	
RESULTS		
Net revenue	4 539	4
Provisions for bad and doubtful debts contingent liabilities and commitments	(712)	('
Profit before taxation	1 262	1
Profit attributable to shareholders	844	
BALANCE SHEET		
Total assets	113 010	107
Shareholders' funds:		
Equity	6 695	6
Non-equity	632	1
Capital resources	13 031	12
INFORMATION PER ORDINARY SHARE	Cents	C
Earnings per share – normalised basis	74.9	(
Dividends per share	47.00	4
Net asset value per share	572.20	55
RATIOS	%	
Post-tax return on equity – normalised basis	13.4	
Cost to income ratio – normalised basis	53.6	:
Capital ratios:		
Tier 1 capital	8.6	
Total capital	14.5	

Results on a normalised basis reflect the Group's results excluding amortisation of goodwill profits/losses of a capital nature and profits/losses on repurchase of share capital.

Please refer to note 8 for the Basic Earnings per share.

* Comparative restated (see note 16)

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT

conditions. We have reduced our costs and brought down our bad debt charge.

Results

- Net revenue increased to $4 539 million up 3 per cent.

- Costs were reduced and the cost/income ratio came down from 56 per cent to 54 per cent.
- Debt charge down by $19 million despite bankruptcy issue in Hong Kong and Argentina.
- Pre-tax profits rose to $1 262 million up 16 per cent compared with $1 089 million in the previous year.
- Normalised earnings per share was 74.9 cents as against 66.3 cents in 2001.
- Normalised return on equity increased to 13.4 per cent.

We are recommending a final dividend of 32.9 cents per share compared with 29.10 cents in 2001. This gives a total dividend of 47.0 cents an increase of 12.1 per cent over 2001. The dividend is covered 1.4 times. The sterling amount will be set in April.

A Turbulent World

In the past two years the world economy has suffered a succession of economic financial and terrorist shocks. We witnessed economic collapse in Argentina war in Afghanistan corporate governance issues in the United States (US) and the continued bear market for equities. Yet despite all this world economies continued to grow and in most of Asia economic growth was good.

Resilient consumer demand in the US and the increasing regional importance of China as a consumer market boosted exports in Asia. Domestic demand was stronger too. The need to compete with China is forcing economies like Hong Kong and Singapore to move up the value chain leading to a painful near-term transition.

The Hong Kong economy remains weak. Unemployment is high and there are still deflationary pressures. Although we remain cautious on the near-term outlook we believe the current pessimism on the longer-term prospects is overdone.

The Middle East enjoyed healthy economic growth despite the uncertainties associated with Iraq. The combination of firm oil prices and healthy government finances provided solid support.

Africa benefited from an improved economic environment with a softer dollar higher commodity prices and continued economic reform. Last year finished with a successful election in Kenya highlighting the positive political change in parts of the region. The biggest exception was Zimbabwe where deteriorating conditions have reduced our profits by $50 million.

Prospects for 2003

Last year three key economic themes dominated. We expect these three themes to dominate again in 2003 which are:

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT (continued)

- First modest growth

- Second low inflation with low interest rates

- Third investors searching for higher yields and safer havens.

This has favoured Asia over Latin America bonds over equities and is continuing to contribute to higher commodity prices and a softer dollar.

The start to this year shows that we continue to live in uncertain times. Oil prices have risen sharply and the Iraq situation has contributed to weak business confidence around the globe including Asia.

interest rates. As a result we expect continued moderate growth providing the US economy continues to grow.

Asia has been a net exporter of capital since the 1997 crisis but may now see a return of investment flows to the region as the world economy shifts its focus. China has already become the world's biggest recipient of foreign direct investment.

There is a shift in the service sector too with India a big beneficiary as international firms move service centres software and back office functions to take advantage of lower costs and a high skill base.

China and India are future economic powerhouses. Both are central to our strategy and success.

Investments and Acquisitions

In July we took a $50 million stake in the initial public offering of BOC Hong Kong (Holdings) Limited on the Stock Exchange of Hong Kong. It is a subsidiary of the Bank of China one of the largest state-owned commercial banks. We have since signed a Memorandum of Understanding with Bank of China. We have identified eight areas for alliances on product and distribution in the mainland and internationally.

We completed the integration of Grindlays in Middle East and South Asia (MESA) and India in 2002. Today we are the largest foreign bank across much of MESA and in India. Both India and the United Arab Emirates now contribute more than $100 million in trading profit per year.

The Nakornthon acquisition in 1999 began to deliver profits this year. This is another example of our ability to take on an existing organisation and integrate it profitably with ours.

Hong Kong Listing

In October 2002 we became the first major FTSE-listed company to launch a new dual primary listing in Hong Kong. We are one of the three note-issuing banks in Hong Kong and listing on the Stock Exchange of Hong Kong was a further demonstration of our commitment to Hong Kong and China. The listing will help us to expand our shareholder base to include both dedicated Asian institutional and retail investors. The offer was comfortably over-subscribed.

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT (continued)

Move to Manhattan

Our New York office was one of many that were destroyed on that terrible day 11 September 2001. After a year of operating from temporary offices our colleagues moved back to Manhattan. The move signified the end of a difficult and emotional year.

Board Changes

I will be retiring in May 2003 after 10 years as Chairman. It is with great pleasure that I welcome Bryan Sanderson as my successor. He is currently Chairman of BUPA and was BP's director responsible for Asia until 2000. He is also Chairman of the Learning and Skills Council. Bryan Sanderson joined Standard Chartered as a non-executive director in December 2002. Under his guidance Standard Chartered will continue to grow as a performance driven organisation.

There were also two other new members of the Board. Peter Sands joined in May 2002 as Finance Director from McKinsey & Co replacing Nigel Kenny. Richard Meddings joined in November 2002 as Director of Risk from Barclays PLC. I would also like to thank Keith Mackrell who retired from the Board during 2002 and Cob Stenham who will be retiring in May after nearly 12 years. I have valued their contribution to the Board. In addition Gareth Bullock and Peter Wong became Directors of Standard Chartered Bank our main operating subsidiary. All these appointments have significantly strengthened our top team.

150th Anniversary

In 2003 we celebrate our 150th year as a company. This longevity says a lot about our strengths and the market positions we hold. However the anniversary is a time to look forward not back. There is an opportunity to deliver a step change in performance by continuing to be innovative and aggressive in our markets and remaining focused

We are part of the fabric of the communities in which we operate around the world. We are using our 150th year to launch a number of initiatives that will enable us to put something back into these communities. In 2002 we started to take our award winning African staff HIV/AIDS education awareness programme worldwide. In February 2003 we launched our "Seeing Is Believing" campaign in Bangladesh. This is a joint initiative with Sight Savers International aimed at raising enough funds to restore the sight of 28 000 people around the world.

In 10 years as Chairman I have been proud of the way Standard Chartered has responded to the challenges it has faced from the difficulties of the early 1990s to the growth opportunities of the present day. Total shareholder return has grown more than seven times.

In writing my first Chairman's Statement in 1993 I referred to the opportunities that lay ahead with the emergence of China and India. We have grasped those opportunities. Today we are one of the most profitable multi-nationals in India and we are very well positioned in China.

We have increased our focus on markets where we have a competitive advantage and reduced our business in OECD countries. We have also achieved a better geographic balance.

STANDARD CHARTERED PLC - CHAIRMAN'S STATEMENT (continued)

In addition we have increased our emphasis on Consumer Banking where the greatest opportunities lie as middle income earners increase in size and prosperity in all our markets. In 1993 Consumer Banking accounted for about 33 per cent of our revenues now it is 53 per cent.

One of the changes over the past 10 years that has given me the most pleasure is that we have become a truly multi-cultural organisation that offers opportunities to good managers whatever their ethnic background. Today 40 per cent of our senior managers are from non-OECD countries. That figure will continue to grow.

I leave the business in good shape with an experienced new Chairman who knows Asia well and a dynamic management team led by Group Chief Executive Mervyn Davies.

Sir Patrick Gillam **19 February 2**

Chairman

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW

Last year I set out four key areas of focus which were to:

- achieve our potential through a strong set of values that are shared by all employees;
- build a sustainable performance culture with the right balance between risk and reward;
- become a company that is known for top performance not just for its great franchise;
- increase our customer focus to achieve the highest standards of service excellence.

These are the internal goals that underpin the improvement in our results.

2002 Performance

This was a strong performance. Revenue momentum has been sustained despite market conditions. There was strong cost control and a resilient performance on bad debts. Despite the Hong Kong bankruptcy issue bad debts fell in 2002. Our cost income ratio improved from 56 per cent to 54 per cent and our target is to bring it below 50 per cent.

At the same time we are beginning to see efficiency gains from our shared service centres in Chennai and Kuala Lumpur. These global hubs are helping us to re-engineer our cost base. We have seen good growth in Consumer Banking outside Hong Kong and our Wholesale Banking business has generated improved profitability as it focuses on improving returns.

Delivering On Our Agenda

In 2002 we set out nine management agenda items to drive improved return on equity. These were to:

- build market share in Consumer Banking;
- increase focus on value creation in Wholesale Banking;
- capture profitable growth in India and China;
- transition Thailand and Taiwan to profitability;
- deliver efficiency and flexibility in technology and operations;
- rationalise central costs;
- reduce costs in smaller countries;
- control risk;
- improve capital efficiency.

We have made good progress against all of these goals.

Consumer Banking

Consumer Banking continues to offer the highest potential for growth. We have excellent positions in a number of markets with scale and momentum.

There is strong momentum in Consumer Banking despite the short-term pressures caused by the rapid rise in personal bankruptcies. We took early action to contain the impact of this industry-wide issue and we are now seeing improvement within our own book. The Hong Kong Government will begin implementation of a positive data-sharing bureau in early 2003 which will enable banks to share information on customer creditworthiness. Hong Kong remains an

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW (continued)

attractive market for our company. We have a strong and resilient business which is demonstrated by the continuing performance of our mortgage book.

In Singapore we have expanded our distribution network and seen significant growth in our customer base. We have gained market share and achieved good growth in revenue and profit.

In Malaysia revenue growth has been boosted by the success of our MortgageOne home loan product which now accounts for the majority of our new housing loans there.

We have seen rapid growth in the United Arab Emirates (UAE) and we have an ambitious branch expansion plan in India.

Mortgages remain a good business. Though we have seen margin pressure in more mature markets there is significant potential as countries like India and China open up. It is a product that helps us attract new customers and it offers good returns.

On a geographic belt running from the Middle East to China we have almost 6 million credit cards in issue and have a leadership position in Hong Kong India and parts of the Middle East. Most of our markets are under-penetrated including India where we have 1.4 million of the country's total of five million credit card users. The population of card users and the amount of card spend is growing rapidly across Asia and this offers us enormous scope for growth.

In Wealth Management we have grown market share. The impact of falling interest rates has been offset by good growth in unit trust sales and bancassurance products.

Wholesale Banking

We have reshaped our business. We have deliberately traded revenue for lower risk exiting relationships not generating the right return and have taken a more disciplined approach to pricing risk. At the same time we have strengthened our capital markets business cross-selling products that provide higher return.

In an otherwise difficult market we have seen new revenue growth from a broader and more sophisticated product range including derivatives fixed income loan syndications and structured asset solutions.

In Global Markets we were able to exploit falling US dollar interest rates generating strong revenue. In fixed income and syndications our excellent relationships and market profile keep us at the top of the league tables for Asia. Our OECD businesses in the United Kingdom and the United States were particularly successful in sourcing syndications and structured export finance transactions for customers in our emerging markets network.

In 2002 we won important Asian regional mandates for cash management and trade. We are transforming our commercial banking business into one that is solution based generating transaction volumes and fee income.

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW (continued)

India and China

The two countries where we have the greatest opportunity to transform our business are India and China. Each country is experiencing sustained strong economic growth and we are strongly positioned in both.

It is in India where the growth opportunities are most immediate. India is already one of our top markets world-wide in terms of profitability. We currently have 62 branches and 2.4 million customers in 19 cities.

In September we completed the integration of Grindlays having reduced the headcount of the combined banks by 25 per cent during that process. In February 2003 we announced plans to expand our operations to additional cities bringing our network to 81 branches in 25 cities by the end of the year.

In China the opportunities lie further ahead. Under an agreement with the World Trade Organisation the Wholesale Banking market will open up in 2004 and by 2007 foreign banks will be allowed to start retail banking with the Chinese people in local currency. At that time we expect to be selling credit cards mortgages and wealth management products to the emerging middle income earners in about 10 major cities.

Standard Chartered is one of only a handful of international banks positioned for the opening of China's markets. In 2002 we opened our first two retail branches in Shanghai and Shenzhen and made a strategic investment in BOC Hong Kong (Holdings) Limited.

Thailand and Taiwan

One of our goals for the year was to transition Thailand and Taiwan to profitability. This we have done. Both have the potential to become large markets for us. In Thailand we delivered a trading profit for the first time since the acquisition of Nakornthon Bank.

MESA and Africa

In the Middle East and South Asia (MESA) region we completed the Grindlays integration and we are seeing strong growth. The United Arab Emirates is one of our top-five markets and Bangladesh Pakistan Bahrain Sri Lanka and Qatar are all well-established businesses with good potential.

In Africa our business has seen good progress. We have an excellent competitive position. We are ranked number one or two in most of the markets where we operate. In 2002 we performed particularly well in East Africa and we expanded our business in Nigeria. Looking ahead we also expect to grow our business in South Africa. The challenge in the region has been the extremely difficult situation in Zimbabwe. We remain cautious and have realigned our operations in line with current prospects by selling five branches and reducing headcount.

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW (continued)

Latin America

We have refocused our Latin American business to concentrate expertise on supporting banks and multi-nationals and we have reduced our risk exposure. This will enable us to redirect capital to our core growth markets in Asia and the Middle East.

We will continue to operate branches in Colombia Peru and Venezuela with representative offices in Argentina Brazil and Mexico focusing primarily on US dollar clearing trade finance and global markets activities.

Cost and Efficiency

Our cost performance is one of our key achievements in 2002 and the cost income ratio has improved.

In particular we are beginning to reap the fruits of our investment in world class service centres in Chennai and Kuala Lumpur. The shared service centres are now providing services remotely to most of the Bank's computer users. We have stepped up our investment in expanding the service centres and now have over 2 200 people employed in them.

As well as giving us economies of scale the shared service centres allow us to introduce standardised operating models across the Bank.

We have also controlled costs through tighter project management and stricter discipline on general expenditure. The benefits of outsourcing activities like purchasing premises and other non-essential services and the impact of reduced telecommunications and infrastructure costs have all contributed to a great performance on costs.

Risk

One of our key agenda items for 2002 was to reinforce our control of risk and enhance our risk performance culture. It has been a challenging year for risk with the increased threat of terrorism corporate collapses problems in the telecommunications industry and the impact of Argentina but we have performed well.

We reinforced the independence of this function with the appointment of a Director of Risk. We established a high-level task force that developed an action plan resulting in one of our lowest levels of bad debt within Wholesale Banking in recent years. We introduced a tougher credit review process in Wholesale Banking and have responded more quickly to customers showing early signs of problems. In Consumer Banking we improved customer segmentation and have strengthened our collection capability.

Capital Efficiency

Having carefully assessed the capital needs of the business to achieve our ambitious growth objectives we considered we had an excess of capital. To address this we launched a tender offer which led to the repurchase in November 2002 of $659 million of 8.9 per cent preference shares.

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW (continued)

The premium on repurchase was $82 million which was funded from reserves. There is a net negative impact on 2002 basic earnings per share. However in future years there will be an annual saving of $59 million in preference share dividends which will have a positive impact on return on equity and earnings per share from 2003 onwards.

A modest issue of 35 million new ordinary shares representing 3.1 per cent of our issued share capital facilitated our listing on the Stock Exchange of Hong Kong. As a result Tier 1 capital stands at 8.6 per cent. Listing in Hong Kong is an integral component of our strategy. It has raised our profile in our biggest market. It has also given us a platform to expand our investor base in Asia.

Brand

Our new brand's modern and dynamic look appeals to the growing affluent middle income earners who seek financial products and services which reflect their lifestyles and aspirations. Extensive research shows that customers prefer the new identity.

The rebranding has been accompanied by the internal launch of brand values to all of our employees. Our brand values – Courageous Responsive International Creative and Trustworthy – have been enthusiastically accepted

meet the needs of our customers.

Our People

During the year there was an increased focus on talent management. We made a number of key external hires and about 60 internal moves at senior management level. We launched a new approach to organisational learning which will allow employees more control over their own training and development as well as the opportunity to learn on-line.

We have strengthened our leadership development with processes that include one-to-one coaching and a short but intensive leadership course for senior managers. Employee engagement is tracked annually through a Gallup survey. It improved significantly in 2002.

The Future

2002 was a year in which we made good progress.

While we will continue to look selectively at acquisitions at the heart of the improved performance in 2002 has been a drive to get more out of our existing businesses. This will continue.

We are broadening our demographic base. We have added India and the UAE to the list of markets where we make operating profits of more than $100 million a year. This helps give us the scale and balance that we need.

India and China are the two greatest opportunities of the 21st Century. We are strongly positioned in both.

STANDARD CHARTERED PLC – GROUP CHIEF EXECUTIVE'S REVIEW (continued)

We will continue to grow although the pace of growth will reflect the underlying economic uncertainties and our focus on sustainable returns.

We have made progress on our cost income ratio. We are a long way down the road to restructuring the cost base and homing in on our target of a cost income ratio of below 50 per cent.

I am confident that we will deliver improved returns to our shareholders. We have large-scale businesses – Cards Wealth Management Global Markets and others – and efficiency in our operations.

Mervyn Davies **19 February 20**

Group Chief Executive

STANDARD CHARTERED PLC – BUSINESS REVIEW

CONSUMER BANKING

Consumer Banking has seen strong growth in all its markets outside of Hong Kong. Business volumes revenue pre-provision profit and trading profit increased in virtually every market. Our focus on costs has also delivered a significant improvement in the cost income ratio.

The bankruptcy issue in Hong Kong has had a significant impact on our profitability. However we acted decisively putting in place a number of initiatives to mitigate the impact. These initiatives focused on strengthening the risk management framework reducing exposure in high risk segments improving our collections process and driving

portfolio has declined in recent months.

Our Qualifying Full Bank status has enhanced our distribution capability in Singapore. We launched a shared ATM network in conjunction with two banks giving customers access to a total of 54 locations island-wide. In addition we are the only foreign bank admitted into the local NETS direct debit services network allowing us to offer services to 17 000 retailers. Standard Chartered was named Best Retail Bank in Singapore and Asia Pacific by the Asian Banker Journal.

Cards and Personal Loans

We have had very strong growth in both Credit Cards and Personal Loans. Growth across India Middle East South Asia and Singapore has been in excess of 20 per cent.

Cards is one of our most important businesses generating high returns. It also presents us with a great opportunity for potential growth. We are the largest cards provider in a number of countries which gives us scale and competitive advantage in the marketplace. In India we launched a number of co-branded cards during 2002.

Mortgages and Auto Finance

We are well positioned in this sector and have seen margins stabilise. Key markets such as Singapore and Hong Kong delivered strong growth and outpaced the market. Singapore grew at 13 per cent and India has almost doubled its loans outstanding. Taiwan has also shown rapid growth in this sector.

The credit quality of our mortgage portfolio remains resilient. For example our mortgage delinquency rates in Hong Kong have fallen from 0.77 per cent in 2001 to 0.63 per cent at the end of 2002 which is lower than the market average of 1.06 per cent according to Hong Kong Monetary Authority figures.

We launched MortgageOne an innovative product which allows customers to offset the interest earned on current accounts against the interest on their mortgage. The account was initially launched in Malaysia and subsequently rolled out in Hong Kong Singapore and India with great success. As a result we gained strong market shares in our core markets.

STANDARD CHARTERED PLC – BUSINESS REVIEW (continued)

Wealth Management

Significant revenue growth in unit trust treasury and bancassurance products has been offset by declining interest margins on deposits.

While it has been a difficult market for equity funds and pensions our assets under management grew significantly with India Taiwan and Indonesia accounting for much of the new growth. In Malaysia our range of unit trusts includes eight Islamic banking funds.

WHOLESALE BANKING

Wholesale Banking is moving from a lending oriented and capital intensive business to one focused on a more balanced product range and improving returns.

We have reshaped the business trading revenue for lower risk and strengthened our capital market franchise cross-selling products that provide higher return. We are also focusing on a smaller number of high value customers and exiting customers and segments that do not generate the right return.

We have seen the benefits of the measures we have taken to control risks. These changes together with historic high levels of provisions have resulted in a lower debt charge for Wholesale Banking and good improvement in trading profit.

Global Markets

sophisticated product set including credit derivatives and asset backed securitisation. We have also launched innovative retail bonds for corporations such as Wharf Holdings Mass Transit Railway Corporation and Hong Kong Airport Authority. These bonds utilise both our Consumer Banking and Wholesale Banking capabilities to deliver effective debt financing solutions that meet the needs of local retail investors.

We were able to exploit falling US dollar interest rates which generated strong revenues and continue to top the Asia league tables in fixed income and syndications. The Asian Fixed Income business showed further growth and we grew our syndications market share.

A wider product range complements our strength in emerging markets Foreign Exchange. This includes Currency Options and Interest Rate Derivatives Fixed Income Structured Asset Solutions Loan Syndications Corporate Advisory and Funds Management.

Trade Finance and Lending

The repositioning of our trade and lending portfolio has had a short-term impact on revenues. However the overall quality of our portfolio has improved as a result. We have grown market share for trade products in key countries despite exiting some of the lower return segments and were appointed Asian trade finance partner to a number of other financial institutions.

STANDARD CHARTERED PLC – BUSINESS REVIEW (continued)

In November 2002 we launched B2BeX our leading-edge platform designed to facilitate cross-border trade and supply chain management. In December B2BeX won the ifs/BT Financial Innovation Awards 2002 in the "Most Innovative Business to Business Initiative" category.

Cash Management and Custody

Cash transaction volumes continue to grow and we maintained our position as a leading Asian cash management provider. However revenues fell reflecting the low interest rate environment.

We have strengthened our franchise in the Middle East and South Asia invested in cash management capabilities delivered new products to market and launched a new internet based platform. This has all contributed to the acquisition of a number of new customers.

Investing in our cash management product capabilities has resulted in deposit growth of 16 per cent. In addition we have won a number of significant regional mandates from some of the world's leading multi-nationals. In July 2002 we were appointed by the Hong Kong Monetary Authority as the sole settlement institution for Euro clearing in Hong Kong.

TECHNOLOGY AND OPERATIONS

In 2002 we brought together the technology and operations functions under one operating model. Technology and Operations is an integrated part of the Bank supporting the development and growth of the Consumer Banking Wholesale Banking and regional businesses. It also supports our drive to improve cost service quality and flexibility through standardisation centralisation and re-engineering.

Global Hubs

By the end of the year there were over 2 200 staff in our centralised hubs in Kuala Lumpur and Chennai servicing a wide range of banking products such as trade credit cards and payments. We expect the number of staff to increase significantly in 2003 as the size and range of operations processes migrated increases.

In addition to processing the hubs also provide information technology (IT) systems development human resources and finance services to the Bank.

Telecommunications

network and a separate but complementary satellite network was installed for our African business. Additionally we also signed a contract for international voice telecommunications which will lead to significant cost reductions.

Technology – Supporting Business Development

The major focus of our investment in technology is to provide a cost-efficient platform that enables improvement in products and customer service.

STANDARD CHARTERED PLC – BUSINESS REVIEW (continued)

Two major initiatives were launched last year focusing on our core Consumer Banking networks in Hong Kong and Singapore. We have implemented the first stages of the Customer Sales and Service project based on a world-class customer relationship management solution and the installation of an advanced teller platform.

In August we successfully launched a new core branch banking system in United Arab Emirates called eBBS which we aim to roll out in the rest of Middle East and South Asia.

STANDARD CHARTERED PLC – FINANCIAL REVIEW

GROUP SUMMARY

The results for the year ended 31 December 2002 reflect a strong performance with profit before tax up 16 per cent from $1 089 million to $1 262 million. Revenue momentum has been sustained despite tough market conditions pressure on margins and a low interest rate environment. Costs have been reduced by $28 million without cutting investment in growth businesses and in re-engineering the Bank. Provisions for bad debts and contingent liabilities were $19 million lower mainly due to tight control on risk in Wholesale Banking where new provisions were lower and recoveries were higher than in 2001.

The results were adversely impacted by increased Consumer Banking bad debts from bankruptcies in Hong Kong the economic deterioration in Argentina in the first quarter and the difficult economic environment in Zimbabwe but benefited from a gain on the unwind of a swap relating to the preference shares repurchased in November.

In February 2002 the Urgent Issues Task Force of the Accounting Standards Board (UITF) issued guidance on the application of accounting standards to capital instruments that have characteristics of both liabilities and shareholders' funds. The Group has complied with these requirements and as a result has reclassified its Trust Preferred Securities and Step-up Callable Perpetual Trust Preferred Securities from "minority interests - non-equity" to "liabilities" and moved the cost of this capital from "minority interests - non-equity" to "interest payable". The prior year has been restated as follows:-

	2001 Net interest income $m	Pr bef
As previously published	2 959	1 1
Transfer from minority interests to interest payable on:		
€500 million issued March 2000	(37)	(
£300 million issued May 2001	(22)	(
As published 31 December 2002	2 900	1 (

If the changes caused by UITF 33 had not applied the Group's net taxable profit for 2002 would have been $1 337 million.

Revenue has grown by three per cent to $4 539 million and reflects strong momentum in Consumer Banking outside of Hong Kong. Total Group revenue has felt the impact of three significant factors in 2002. Firstly the deliberate action taken to trade revenue to improve the risk profile of the business. Secondly the deteriorating conditions and hyper-inflationary environment in Zimbabwe depressed revenue by $64 million. Thirdly the Group unwound certain interest rate swaps hedging the $659 million of preference shares which were repurchased in November with a gain of $57 million.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Net interest income increased by six per cent driven largely by volume growth lower funding costs and better spreads in Consumer Banking and strong earnings on asset and liability management in Wholesale Banking. The Group also benefited by $57 million from the unwind of interest rate swaps relating to the Group's preference shares repurchased in November. The Group's average interest earning assets rose by $2.9 billion compared to 2001 an increase of three per cent. Overall the average net interest margin was 3.1 per cent compared to 3.0 per cent in 2001.

Net fees and commissions receivable increased by one per cent to $991 million compared to $977 million in 2001. The focus on a more sophisticated product set within Global Markets generated higher fees in the Americas and United Kingdom. In Other Asia Pacific India and MESA growth was largely in unsecured lending in Consumer Banking offsetting the impact of bankruptcy containment actions in Hong Kong.

Dealing profits have fallen by $50 million or 11 per cent. Hong Kong India and MESA performed well increasing revenue by $22 million through strong trading. However in addition to the hyper-inflationary adjustment and translation losses relating to Zimbabwe lower spreads and reduced volumes in a number of countries led to a fall in revenue.

Total operating expenses were reduced by $28 million to $2 557 million compared to $2 585 million in 2001. The benefits of the centralisation and operational efficiency programmes continue and the integration of Grindlays has led to higher than targeted cost synergies. This improvement is despite a $41 million charge in Latin America as a result of refocusing the strategy and has been achieved while continuing to invest for future growth. The cost income ratio for 2002 was 53.6 per cent compared to 55.8 per cent in 2001 on a normalised basis.

The net provisions for bad and doubtful debts and contingent liabilities were $19 million lower than 2001 at $712 million. Wholesale Banking improved its position year on year by $292 million despite a $75 million charge for Argentina. This was achieved through a proactive focus on risk management and a strong performance on recoveries. Hong Kong bankruptcies accounted for much of the rise in Consumer Banking's bad debts with a charge of $287 million in 2002 compared to $121 million in 2001.

Post tax return on equity (normalised) was 13.4 per cent up from 12.0 per cent in 2001. This has been achieved through growing high return businesses cost efficiency and active capital management.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CONSUMER BANKING

Consumer Banking remains of prime importance to the Bank. Revenue has increased by nine per cent from $2 222 million in 2001 to $2 416 million in 2002 and costs have been reduced by five per cent to $1 190 million. The total debt charge has increased by $273 million to $603 million mainly due to the bankruptcy situation in Hong Kong. This reduced the operating profit by two per cent from $638 million to $623 million.

The following table provides an analysis of operating profit before tax by geographic segment for Consumer Banking. All regions excluding Hong Kong reported increased operating profit.

20

	Hong Kong	Singapore	Malaysia	Asia Paci Oth Asia Paci
	$m	$m	$m	$
Revenue	1 013	313	156	2
Costs	(422)	(106)	(79)	(17
Charge for debts	(434)	(35)	(22)	(5
Operating profit	157	172	55	

20

	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	Consur Bank Tc
	$m	$m	$m	$m	
Revenue	204	213	137	95	2
Costs	(114)	(104)	(124)	(64)	(1 1
Charge for debts	(38)	(16)	(3)	3	(6
Operating profit	52	93	10	34	

20

	Hong Kong	Singapore	Malaysia	Asia Paci Oth As Paci
	$m	$m	$m	$
Revenue	1 040	250	139	2
Costs	(474)	(95)	(77)	(17
Charge for debts	(226)	(17)	(11)	(3
Operating profit	340	138	51	

20

	Middle East & Other	Americas UK & Group Head	Consui Bank

	India	S Asia	Africa	Office	T
	$m	$m	$m	$m	
Revenue	190	179	131	83	2:
Costs	(132)	(108)	(122)	(75)	(1 2
Charge for debts	(19)	(15)	(3)	(4)	(3
Operating profit	39	56	6	4	'

Hong Kong profits have fallen overall by 54 per cent from $340 million to $157 million. However profits before bad debts have increased by four per cent. Market conditions continue to be difficult with rising unemployment reduced margins and the bankruptcy problem affecting the whole industry. This has impacted revenue and bad debts. Revenue has fallen by three per cent largely because the Group took decisive and early action to mitigate bankruptcy risk in its unsecured portfolio. Revenues from cards and personal loans fell by 12 per cent while revenues from Mortgages and Wealth Management grew by eight per cent. Growth in mortgages was from improved margins and volume growth. Wealth Management delivered strong growth in fee-based income partially offset by declining margins as a result of the low interest rate environment in response to lower revenues. Costs in Hong Kong have been strongly managed and have been reduced by $52 million.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Singapore has increased operating profit by 25 per cent and significantly increased its market share in secured and unsecured lending. This has been driven by lower funding costs the successful launch of the innovative MortgageOne housing loan solution which offers debt consolidation liquidity management and wealth management and through leveraging Standard Chartered's Qualifying Full Banking licence.

Other Asia Pacific increased profits twelve-fold from $4 million to $50 million. This was mainly due to the Group's investments in Taiwan and Thailand. Thailand benefited from higher volume and margin in credit cards and personal loans. Revenue in Taiwan increased substantially due to increased volumes from a successful mortgage campaign together with lower funding costs.

MESA increased operating profit by 66 per cent to $93 million and India by 33 per cent to $52 million. This was due to the growth in the business and the success of the Grindlays integration. In India the mortgage portfolio doubled in size aided by the successful launch of MortgageOne.

Africa delivered operating profit of $10 million an increase of $4 million from 2001. This was despite an extremely difficult environment in Zimbabwe. Improved fees and commissions contributed to this performance.

The Americas and the United Kingdom have increased profit from $4 million to $34 million mainly due to cost efficiencies arising from restructuring in 2001.

An analysis of revenue by product is set out below:

	2002	20
	$m	$
Cards / Personal Loans	**1 082**	9
Wealth Management / Deposits	**815**	7
Mortgages and Auto Finance	**492**	3
Other	**27**	
	2 416	2 2

There has been strong revenue growth in credit cards and personal loans of ten per cent and they continue to make impressive returns. Lending outside of Hong Kong grew 20 per cent. Bankruptcy containment actions taken in Hong Kong offset growth elsewhere.

Wealth Management has performed well with revenues up by five per cent over 2001. This has been driven by growth in unit trust treasury and bancassurance products which offset the impact of the lower interest rate

Mortgages and Auto Finance revenue increased by 25 per cent. Mortgage outstandings grew by nine per cent aided by the successful implementation of MortgageOne Account in Singapore Malaysia and India and E-Mortgage in Hong Kong. Margins improved in 2002.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Total costs in Consumer Banking have fallen by $64 million (five per cent) to $1 190 million with $52 million of the reduction in Hong Kong. These savings are after taking account of accelerated investment in new sales platforms rebranding and distribution channels. The MortgageOne product has been successfully rolled out and E-Mortgage developed in Hong Kong.

The net debt charge increased from $330 million to $603 million. This was largely driven by personal bankruptcies in Hong Kong. The data from the Official Receiver's Office shows that although petition rates appear to have stabilised they remain high and volatile. The charge off period for credit cards has been reduced from 150 days past due to 120 days past due in Hong Kong as a consequence of the market environment. Elsewhere the growth in bad debts reflects higher volumes changes in the business mix and economic conditions.

Outside Hong Kong trading profit growth of 56 per cent required incremental risk weighted assets of $2.4 billion a 22 per cent increase indicating that growth in Consumer Banking need not be capital intensive.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

WHOLESALE BANKING

The Wholesale Banking business continues to be repositioned to focus on products which offer higher returns. The Group has deliberately traded revenue to improve the risk profile of the business and this is reflected in the results for 2002. Overall revenues fell by three per cent. However operating profit has risen by 35 per cent due to the substantial reduction in the charge for debts. The debt charge has improved due to lower provisions and improved recoveries.

The following table provides an analysis of operating profit before tax by geographic segment:

				20(
				Asia Paci Oth
	Hong Kong	Singapore	Malaysia	As Paci
	$m	$m	$m	$
Revenue	403	172	78	2
Costs	(200)	(103)	(64)	(22
Charge for debts contingent liabilities and commitments	6	(6)	9	(
Amounts written off fixed asset investments	-	-	-	
Operating profit	209	63	23	

			20
		Americas	
	Middle	UK &	
	East &	Group	Wholes

	India	Other S Asia	Africa	Head Office	Bank Tc
	$m	$m	$m	$m	
Revenue	190	288	195	510	2·
Costs	(76)	(92)	(104)	(343)	(1 2
Charge for debts contingent liabilities and commitments	-	3	-	(118)	(1
Amounts written off fixed asset investments	-	-	-	(8)	
Operating profit	114	199	91	41	:

20(

	Hong Kong	Singapore	Malaysia	Asia Paci Oth As Paci
	$m	$m	$m	$
Revenue	402	190	98	3
Costs	(205)	(110)	(54)	(2:
Charge for debts contingent liabilities and commitments	(31)	(34)	(119)	(5
Operating profit	166	46	(75)	

20

	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	Wholes Bank T
	$m	$m	$m	$m	
Revenue	165	257	224	528	2
Costs	(77)	(99)	(104)	(309)	(1 1
Charge for debts contingent liabilities and commitments	(8)	(24)	(10)	(124)	(4
Operating profit	80	134	110	95	:

Most regions have improved their results through focusing more closely on Global Markets reduced costs and improved debt charges. Malaysia has generated an additional $98 million MESA $65 million and Hong Kong $43 million. In MESA and India the improved performance was in part due to the integration of the Grindlays acquisition and higher volume growth and improved margins in Global Markets. In Africa the reduction in revenue of $29 million was driven by hyper-inflationary adjustments in Zimbabwe.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The profit in the Americas and the United Kingdom has fallen from $95 million to $41 million. This is mainly due to a $75 million charge taken against Argentina in the first quarter of 2002.

An analysis of revenue by product is set out below:

	2002	2001
	$m	$m
Trade and Lending	**775**	849
Global Markets	**973**	914
Cash Management	**315**	355
Custody	**60**	65
	2 123	2 183

Trade and Lending revenues have fallen by nine per cent from $849 million to $775 million. The reduction in business is in line with the strategy to trade revenue for risk and to concentrate resources on Global Markets. This together with weak market demand has had an impact on results.

Global Markets revenue has increased by six per cent to $973 million. Asset and liability management is a significant component within Global Markets and the positions taken generated substantial revenues in the low interest rate environment particularly in the first half of 2002. Revenue growth was also generated as the Group focused on higher return business.

Cash Management balances have grown significantly by 16 per cent but revenues have not improved as margins have declined as a result of the low interest rate environment. The reduction in Custody revenues by eight per cent reflects the decrease in equity activity as this business is driven by volume and equity values. However partially offsetting this was additional revenue from winning new mandates.

Costs have risen by $20 million. Costs in 2002 include $45 million staff redundancy and other costs associated with repositioning the business. Investment to enhance product capability has been funded by other underlying cost efficiencies within the Wholesale Banking business.

The significant improvement in the charge for debts reflects the risk management initiatives over the last two years and strong recoveries.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

RISK

Risk is inherent in the Group's business and the effective management of that risk is seen as a core competence within Standard Chartered. Through its risk management structure the Group seeks to manage efficiently the eight core risks: Credit Market Country and Liquidity risk arise directly through the Group's commercial activities whilst Business Regulatory Operational and Reputational risk are a normal consequence of any business undertaking. The key element of risk management philosophy is for the risk functions to operate as an independent control working in partnership with the business units to provide a competitive advantage to the Group.

Credit Risk

Credit risk is the risk that a counterparty will not settle its obligations in accordance with agreed terms.

Credit exposures include individual borrowers connected groups of counterparties and portfolios on the banking and trading books.

Loan Portfolio

	One year or less	One to five years	Over five years	2(Tc
	$m	$m	$m	:
Consumer Banking				
Mortgages	1 977	4 399	14 012	20 :
Other	4 798	3 197	1 218	9 :
Total	6 775	7 596	15 230	29 (
Wholesale Banking	22 035	4 077	1 764	27 (
General Provisions				(4
Net Loans and Advances to Customers	28 810	11 673	16 994	57 (

	One year or less	One to five years	Over five years
	$m	$m	$m
Consumer Banking			
Mortgages	2 372	4 136	12 241
Other	4 907	2 756	1 003
Total	7 279	6 892	13 244
Wholesale Banking	20 289	3 309	2 460
General Provisions			
Net Loans and Advances to Customers	27 568	10 201	15 704

The Group's loans and advances to customers is predominately a short-term portfolio with 51 per cent having a maturity of one year or less. The long-term portfolio i.e. with a maturity of over five years primarily relates to the Consumer Banking retail mortgages portfolio.

The following table sets out an analysis of the Group's net loans and advances as at 31 December 2002 and 31 December 2001 by borrowers' business or industry and geographical distribution:

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

	Hong Kong	Singapore	Malaysia	20(Asia Paci Oth Asia Paci
	$m	$m	$m	$
Loans to Individuals				
Mortgages	13 045	3 813	2 031	7
Other (see note below)	2 573	1 524	575	1 6

Construction	58	38	37	
Commerce	1 251	777	147	5
Electricity gas and water	269	40	12	1
Financing insurance and business services	1 645	586	404	4
Loans to Governments	-	41	552	
Mining and quarrying	-	19	51	
Manufacturing	1 019	399	201	2 0
Commercial real estate	1 012	665	18	1
Transport storage and communication	405	112	77	2
Other	31	39	37	1
Wholesale Banking	5 695	2 723	1 595	3 9
General Provisions				
Total loans and advances to customers	**21 313**	**8 060**	**4 201**	**6 3**
Total loans and advances to banks	**2 507**	**2 027**	**394**	**2 7**

20(

	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	To
	$m	$m	$m	$m	$
Loans to Individuals					
Mortgages	283	20	35	382	20 3
Other (see note below)	882	1 537	231	207	9 2
Consumer Banking	1 165	1 557	266	589	29 6
Agriculture forestry and fishing	15	14	62	365	5
Construction	4	157	25	7	3
Commerce	19	784	283	1 151	4 9
Electricity gas and water	23	50	35	109	7
Financing insurance and business services	209	638	47	1 921	5 9
Loans to Governments	-	13	-	273	9
Mining and quarrying	23	134	20	536	8
Manufacturing	887	1 242	299	2 256	8 3
Commercial real estate	-	-	6	6	1 8
Transport storage and communication	113	178	107	1 577	2 7
Other	-	116	18	214	6
Wholesale Banking	1 293	3 326	902	8 415	27 8
General Provisions				(468)	(46
Total loans and advances to customers	**2 458**	**4 883**	**1 168**	**8 536**	**57 0**
Total loans and advances to banks	**212**	**1 792**	**218**	**6 148**	**16 0**

20(

	Hong Kong	Singapore	Malaysia	Asia Pac Oth Asia Pac
	$m	$m	$m	(
Loans to Individuals				
Mortgages	12 560	3 005	1 784	6
Other (see note below)	3 368	1 172	519	1 1
Consumer Banking	15 928	4 177	2 303	1 8
Agriculture forestry and fishing	8	16	69	
Construction	56	57	40	
Commerce	936	554	223	6
Electricity gas and water	318	34	28	1
Financing insurance and business services	1 836	558	309	5
Loans to Governments	-	-	309	
Mining and quarrying	-	2	28	
Manufacturing	1 005	510	277	2 2
Commercial real estate	681	1	26	2
Transport storage and communication	313	247	75	
Other	64	672	18	

General Provisions				
Total loans and advances to customers	21 145	6 828	3 705	5 8
Total loans and advances to banks	1 227	2 315	607	3 1

20(

	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	To
	$m	$m	$m	$m	$
Loans to Individuals					
Mortgages	142	38	16	506	18 7
Other (see note below)	721	1 462	155	158	8 6
Consumer Banking	863	1 500	171	664	27 4
Agriculture forestry and fishing	103	16	80	281	6
Construction	22	104	16	68	4
Commerce	45	703	245	928	4 2
Electricity gas and water	80	29	40	248	9
Financing insurance and business services	124	312	40	1 468	5 1
Loans to Governments	5	12	1	576	9
Mining and quarrying	15	139	32	726	9
Manufacturing	553	1 037	288	2 410	8 3
Commercial real estate	-	-	3	13	9
Transport storage and communication	103	192	38	1 173	2 2
Other	10	73	15	389	1 2
Wholesale Banking	1 060	2 617	798	8 280	26 0
General Provisions				(468)	(46
Total loans and advances to customers	1 923	4 117	969	8 476	53 0
Total loans and advances to banks	398	1 704	325	9 818	19 5

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Under "Other Loans to Individuals" $1 487 million (2001: $2 112 million) relates to the cards portfolio in Hong Kong and $3 378 million (2001: $3 757 million) relates to the total cards portfolio.

Approximately 52 per cent (2001: 52 per cent) of total loans and advances to customers relate to Consumer Banking lending predominantly personal residential mortgages. The Wholesale Banking portfolio is well diversified across both geography and industry. The Group does not have any significant concentration to industries of special interest such as Telecommunications Aviation and Tourism. Exposure to each of these industries is less than five per cent of Wholesale Banking loans and advances to customers.

Problem Credits

The Group employs a variety of tools to monitor the portfolio and to ensure the timely recognition of problem credits.

In Wholesale Banking accounts are placed on Early Alert when they display signs of weakness. Such accounts are subject to a dedicated process involving senior risk officers and representatives from a specialist recovery unit which is independent of the business units. Account plans are re-evaluated and remedial actions are agreed and monitored until complete. Remedial actions include but are not limited to exposure reduction security enhancement exit of the account or immediate movement of the account into the control of the specialist recovery unit.

In Consumer Banking an account is considered to be in default when payment is not received on the due date. Accounts that are overdue by more than 30 days (60 days for mortgages) are considered delinquent. These are closely monitored and subject to a special collections process.

In general loans are treated as non-performing when interest or principal is 90 days or more past due.

Consumer Banking

Provisions are derived on a formulaic basis depending on the product:

- Mortgages: a provision is raised where accounts are 150 days past due based on the difference between the outstanding value of the loan and the forced sale value of the underlying asset.
- Credit cards: a charge off is made for all balances which are 150 days past due or earlier as circumstances dictate. In Hong Kong charge off is currently at 120 days.
- Other unsecured Consumer Banking products: a charge off is made at 150 days past due.
- Other secured Consumer Banking products: a provision is raised at 90 days past due for the difference between the outstanding value and the forced sale value of the underlying asset. The underlying asset is then re-valued periodically until disposal.

It is current practice to provision and write-off exposure in respect of Hong Kong bankruptcies at the time the customer petitions for bankruptcy.

The Small and Medium Enterprises (SME) portfolio is provisioned on a case by case basis.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The following table sets out the non-performing portfolio in Consumer Banking:

				20(
				Asia Paci Oth
	Hong Kong	Singapore	Malaysia	As Paci
	$m	$m	$m	$
Loans and advances – Gross non-performing	118	111	176	
Specific provisions for bad and doubtful debts	(45)	(18)	(24)	(1
Interest in suspense	(1)	(3)	(22)	(1
Net non-performing loans and advances	72	90	130	·
Cover ratio				

					20
	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	T(
	$m	$m	$m	$m	
Loans and advances – Gross non-performing	41	27	15	18	

doubtful debts	**(8)**	**(7)**	**(8)**	**(1)**	**(1**
Interest in suspense	**(7)**	**(7)**	**(7)**	**(1)**	**(**
Net non-performing loans and advances	**26**	**13**	**-**	**16**	:
Cover ratio					**3**

				200
				Asia Paci
				Oth
	Hong			As
	Kong	Singapore	Malaysia	Paci
	$m	$m	$m	$
Loans and advances – Gross non-performing	164	115	168	
Specific provisions for bad and doubtful debts	(70)	(15)	(20)	(2
Interest in suspense	-	(2)	(20)	(
Net non-performing loans and advances	94	98	128	
Cover ratio				

					20
				Americas	
		Middle		UK &	
		East &		Group	
		Other		Head	
	India	S Asia	Africa	Office	T
	$m	$m	$m	$m	
Loans and advances – Gross non-performing	39	78	18	21	(
Specific provisions for bad and doubtful debts	(11)	(52)	(5)	(13)	(2
Interest in suspense	(6)	(15)	(7)	-	(
Net non-performing loans and advances	22	11	6	8	·
Cover ratio					4

In 2001 gross non-performing loans and advances for Other Asia Pacific have been restated. $58 million of gross non-performing loans in Standard Chartered Nakornthon Bank (SCNB) subject to a Loan Management Agreement (LMA) are now reported in Wholesale Banking.

The relatively low Consumer Banking cover ratio reflects the fact that Standard Chartered classifies all exposure which is 90+ days past due as non-performing whilst provisions on unsecured lending are only raised at the time of charge-off (see details relating to the raising of provisions above).

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Wholesale Banking

Loans are designated as non-performing as soon as payment of interest or principal is 90 days or more overdue or where sufficient weakness is recognised that full payment of either interest or principal becomes questionable. Where customer accounts are recognised as non-performing or display weakness that may result in non-performing status being assigned they are passed to the management of a specialist unit which is independent of the main businesses of the Group.

For loans and advances designated non-performing interest continues to accrue on the customer's account but is not included in income.

Where the principal or a portion thereof is considered uncollectable and of such little realisable value that it can no longer be included at its full nominal amount on the balance sheet a specific provision is raised. In any decision relating to the raising of provisions the Group attempts to balance economic conditions local knowledge and experience and the results of independent asset reviews.

Where it is considered that there is no realistic prospect of recovering the principal of an account against which a specific provision has been raised then that amount will be written off. The Group reports non-performing loans on a net at risk basis two years after first raising a specific provision. Net at risk is the result of netting interest in suspense and specific provision against applicable gross outstandings. Normal account management and collection efforts are not impacted by this process.

The following table sets out the non-performing portfolio in Wholesale Banking:

				20(
	Hong Kong	Singapore	Malaysia	Asia Paci Oth As Paci
	$m	$m	$m	$
Loans and advances – Gross non-performing	121	101	192	8
Specific provisions for bad and doubtful debts	(28)	(28)	(100)	(6
Interest in suspense	(13)	(14)	(34)	(1
Net non-performing loans and advances	80	59	58	7.

					20
	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	Tc
	$m	$m	$m	$m	
Loans and advances – Gross non-performing	22	97	80	608	2 (
Specific provisions for bad and doubtful debts	(15)	(41)	(36)	(244)	(5
Interest in suspense	(5)	(13)	(30)	(19)	(1
Net non-performing loans and advances	2	43	14	345	1 :

	Hong Kong	Singapore	Malaysia	200(Asia Paci Oth As Paci
	$m	$m	$m	$
Loans and advances – Gross non-performing	252	120	275	9
Specific provisions for bad and doubtful debts	(60)	(36)	(126)	(12
Interest in suspense	(18)	(11)	(23)	(1
Net non-performing loans and advances	174	73	126	8

	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	20 T
	$m	$m	$m	$m	
Loans and advances – Gross non-performing	43	284	87	498	2
Specific provisions for bad and doubtful debts	(29)	(121)	(47)	(200)	(7
Interest in suspense	(10)	(33)	(29)	(29)	(1
Net non-performing loans and advances	4	130	11	269	1

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Included in Other Asia Pacific are net non-performing loans of $690 million (2001: $739 million) in Standard Chartered Nakornthon Bank ("SCNB") which are subject to a Loan Management Agreement (LMA). Refer to note 10 on page 50. In 2001 gross non-performing loans for Other Asia Pacific have been restated to include $58 million of gross non-performing loans subject to the LMA which were previously reported under Consumer Banking.

Wholesale Banking Cover Ratio

Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value. The following table shows the cover ratio after adjusting for the cumulative amounts written-down. The non-performing loans recorded in SCNB are excluded from the cover ratio calculation as they are the subject of a Loan Management Agreement with a Thai Government Agency. Refer to note 10 on page 50.

	2002 Adjustment for cumulative amounts	Exclude	Adjust

	$m	**$m**	**$m**	**$**
Loans and advances – Gross non-performing	**2 031**	**1 652**	**(781)**	**2 9**
Specific provisions for bad and doubtful debts	**(561)**	**(1 136)**	**91**	**(1 60**
Interest in suspense	**(147)**	**(516)**	**-**	**(66**
Net non-performing loans and advances	**1 323**	**-**	**(690)**	**6**
Cover ratio				**78**

		2001		
		Adjustment for cumulative amounts	Exclude	Adjust
	Total	written down	LMA	To
	$m	$m	$m	$
Loans and advances – Gross non-performing	2 522	1 574	(828)	3 2
Specific provisions for bad and doubtful debts	(741)	(1 108)	89	(1 76
Interest in suspense	(167)	(466)	-	(63
Net non-performing loans and advances	1 614	-	(739)	8
Cover ratio				73

Net non-performing loans have decreased by $291 million to $1 323 million at 31 December 2002 on the back of strong recoveries as work-out strategies initiated in earlier years take effect. Net non-performing loans are covered by collateral and on-going work-out strategies. The Wholesale Banking adjusted cover ratio also shows significant improvement year-on-year and now stands at 78 per cent (2001: 73 per cent).

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Group

The following table sets out the movements in the Group's total specific provisions against loans and advances:

				200
				Asia Paci Oth
	Hong Kong	**Singapore**	**Malaysia**	**As Paci**
	$m	**$m**	**$m**	**$**
Provisions held at 1 January 2002	**130**	**51**	**146**	**1**
Exchange translation differences	**2**	**1**	**-**	**(**
Amounts written off and written down	**(501)**	**(52)**	**(45)**	**(12**
Recoveries of amounts previously written off	**14**	**5**	**10**	
Other	**-**	**-**	**-**	**(**
New provisions	**502**	**59**	**45**	**1**
Recoveries/provisions no longer required	**(74)**	**(18)**	**(32)**	**(5**
Net charge against profit	**428**	**41**	**13**	
Provisions held at 31 December 2002	**73**	**46**	**124**	

	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	To:
	$m	$m	$m	$m	$
Provisions held at 1 January 2002	40	173	52	213	9
Exchange translation differences	-	(1)	(4)	6	
Amounts written off and written down	(67)	(135)	(7)	(98)	(1 03
Recoveries of amounts previously written off	13	1	-	9	
Other	-	3	-	-	(
New provisions	104	40	9	138	1 0
Recoveries/provisions no longer required	(67)	(33)	(6)	(23)(	(3C
Net charge against profit	37	7	3	115	7
Provisions held at 31 December 2002	23	48	44	245	6

20(

	Hong Kong	Singapore	Malaysia	Asia Paci Otr As Paci
	$m	$m	$m	$
Provisions held at 1 January 2001	227	90	71	2
Exchange translation differences	(3)	(2)	-	
Amounts written off and written down	(359)	(96)	(64)	(23
Recoveries of amounts previously written off	8	7	11	
Other	-	-	(2)	(1
New provisions	318	71	154	1
Recoveries/provisions no longer required	(61)	(19)	(24)	(5
Net charge against profit	257	52	130	
Provisions held at 31 December 2001	130	51	146	1

20(

	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	To
	$m	$m	$m	$m	$
Provisions held at 1 January 2001	53	209	52	152	1 1
Exchange translation differences	(1)	(2)	(5)	(5)	(1
Amounts written off and written					

written off	8	1	1	5	
Other	7	32	-	16	
New provisions	68	66	20	157	9
Recoveries/provisions no longer required	(41)	(27)	(7)	(29)	(26
Net charge against profit	27	39	13	128	7
Provisions held at 31 December 2001	40	173	52	213	9

Of the amounts written off and the recoveries of amounts previously written off:

	2002
	$m
Covered by specific provisions	**786**
Not covered by specific provisions	**245**
Recoveries of loans previously written off	**(65)**
	966

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Final Results Part 2 of 2
Released	08:03 19 Feb 2003
Number	6744H

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Country Risk

Country Risk is the risk that a counterparty is unable to meet its contractual obligations as a result of adverse economic conditions or actions taken by governments in the relevant country.

The following table based on the Bank of England Cross Border Reporting (C1) guidelines shows the Group's cross border assets including acceptances where they exceed one per cent of the Group's total assets. Cross border assets exclude facilities provided within the Group. They comprise loans and advances interest bearing deposits with other banks trade and other bills acceptances amounts receivable under finance leases certificates of deposit and other negotiable paper and investment securities where the counterparty is resident in a country other than that where the cross border asset is recorded. Cross border assets also include exposures to local residents denominated in currencies other than the local currency.

	2002			
	Public sector	**Banks**	**Other**	**To**
	$m	**$m**	**$m**	**$**
USA	**1 084**	**1 729**	**2 462**	**5 2**
Germany	**-**	**2 363**	**234**	**2 5**
Hong Kong	**16**	**181**	**1 842**	**2 0**
Korea	**12**	**1 334**	**407**	**1 7**
Singapore	**1**	**190**	**1 361**	**1 5**
France	**4**	**1 202**	**323**	**1 5**
Italy	**488**	**613**	**374**	**1 4**
Australia	**359**	**988**	**59**	**1 4**

	2001			
	Public sector	Banks	Other	To
	$m	$m	$m	$
USA	1 637	1 330	1 750	4 7
Germany	-	3 546	119	3 6
Hong Kong	8	167	1 685	1 8

France	-	1 281	409	1 6
Italy	396	1 047	239	1 6

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Argentina

Standard Chartered has net exposure (net of cash collateral and export credit agency guarantees) of $211 million (2001: $380 million) against which provisions of $136 million (2001: $56 million) are held. This provides a cover ratio of 64 per cent (2001: 15 per cent). The following table shows the breakdown of this exposure:

	2002	20(
	$m	$
Banks		
Foreign owned banks	**79**	1'
Government owned banks	**21**	:
Local banks	**41**	!
Corporates	**63**	·
Government bonds	**7**	
Total exposure after cash collateral and export credit agency cover	**211**	3(
Provisions held	**(136)**	(5
Net at risk	**75**	3:
Cover ratio	**64%**	15

Other Latin American exposure

In addition to Argentina the Group has exposure to a number of other Latin American countries. The following table shows cross border assets based on the Bank of England Cross Border Reporting (C1) guidelines (net of specific provisions where appropriate).

	2002			2001	
	Banks	**Non banks**	**Total**	Banks	Non banks
	$m	**$m**	**$m**	$m	$m
Brazil	**195**	**78**	**273**	607	168
Chile	**120**	**43**	**163**	171	115
Colombia	**155**	**45**	**200**	178	150
Peru	**18**	**218**	**236**	48	299
Venezuela	**6**	**46**	**52**	21	112
Others	**8**	**8**	**16**	35	11

Local currency exposure to local residents in these countries totals $165 million (2001: $212 million).

Market Risk

The Group recognises Market Risk as the exposure created by the potential changes in market prices and rates. Market Risk arises on financial instruments which are either valued at current market prices (mark to market) or at cost plus any accrued interest (non-trading basis). The Group is exposed to market risk arising principally from customer driven transactions.

Market Risk is supervised by the Group Risk Committee which agrees policies and levels of risk appetite in terms of Value at Risk (VaR). A Group Market Risk Committee sits as a specialist body to provide business level management guidance and policy setting. Policies cover the trading book of the Group and also market risks within the non-trading books. Limits by location and portfolio are proposed by the business within the terms of agreed policy. Group Market Risk agrees the limits and monitors exposures against these limits.

Group Market Risk augments the VaR measurement by regularly stress testing aggregate market risk exposures to highlight potential risk that may arise from extreme market events that are rare but plausible. In addition VaR models are back tested against actual results to ensure pre-determined levels of accuracy are maintained.

Additional limits are placed on specific instrument and currency concentrations where appropriate. Factor sensitivity measures are used in addition to VaR as additional risk management tools. Option risks are controlled through revaluation limits on currency and volatility shifts limits on volatility risk by currency pair and other underlying variables that determine the options' value.

Value at Risk

The Group measures the potential impact of market prices and rates using Value at Risk (VaR) models.

The total VaR for trading and non-trading books combined as at 31 December 2002 was $12.4 million. Of this total $11.3 million related to interest rate risk and $1.1 million to exchange rate risk. The corresponding figures as at 31 December 2001 were $13.9 million and $1.5 million respectively.

The average total VaR for trading and non-trading books during the year was $15.2 million (2001: $13.4 million) with a maximum exposure of $21.5 million. The average level of risk was higher in 2002 than the prior year due to higher market volatility post September 11th 2001.

The total VaR for market risks in the Group's trading book was $2.7 million at 31 December 2002 compared to $3.5 million a year earlier. Of this total $1.6 million related to interest rate risk and $1.1 million to exchange rate risk. The corresponding figures as at 31 December 2001 were $2.1 million and $1.5 million respectively.

VaR for interest rate risk in the non-trading books of the Group totalled $10.6 million at 31 December 2002 compared to $11.6 million a year earlier.

The group has no significant trading exposure to equity or commodity price risk.

The average daily revenue earned from market-risk related activities including asset and liability management was $3.4 million compared with $3.3 million during 2001. An analysis of the frequency distribution of daily revenues shows that there were no days with negative revenues during 2002. The most frequent result was daily revenue of between $2.5 million and $3.0 million with 58 occurrences. The highest daily revenue was $7.1 million.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Foreign Exchange Exposure

The Group's foreign exchange exposures comprise trading and structural foreign currency translation exposures.

Foreign exchange trading exposures are principally derived from customer driven transactions. The average daily foreign exchange trading revenue during 2002 was $1.2 million.

Interest Rate Exposure

The Group's interest rate exposures comprise trading exposures and structural interest rate exposures. Interest rate risk arises on both trading positions and non-trading books.

Structural interest rate risk arises from the differing re-pricing characteristics of commercial banking assets and

The average daily interest rate revenue from market-risk related activities during 2002 was $2.2 million.

Derivatives

Derivatives are contracts whose characteristics and value derive from underlying financial instruments interest and exchange rates or indices. They include futures forwards swaps and options transactions in the foreign exchange and interest rate markets. Derivatives are an important risk management tool for banks and their customers because they can be used to manage the risk of price interest rate and exchange rate movements.

The Group's derivative transactions are principally in plain vanilla instruments where the mark to market values are readily determinable by reference to independent prices and valuation quotes or by using standard industry pricing models. The total off balance sheet credit risk exposure to derivatives at 31 December 2002 was $9 783 million (2001: $7 517 million) based on net replacement cost.

The Group enters into derivative contracts in the normal course of business to meet customer requirements and to manage its own exposure to fluctuations in interest and exchange rates.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

Only offices with sufficient product expertise and appropriate control systems are authorised to undertake transactions in derivative products.

The credit risk arising from a derivative contract is calculated by taking the cost of replacing the contract where its mark-to-market value is positive together with an estimate for the potential change in the future value of the contract reflecting the volatilities that affect it. The credit risk on contracts with a negative mark-to-market value is restricted to the potential future change in their market value. The credit risk on derivatives is therefore usually small relative to their notional principal values.

The Group applies a potential future exposure methodology to manage counterparty credit exposure associated with derivative transactions.

Liquidity Risk

The Group defines liquidity risk as the risk that funds will not be available to meet liabilities as they fall due. At the local level in line with policy the day to day monitoring of future cash flows takes place and suitable levels of easily marketable assets are maintained by the businesses.

A substantial proportion of the Group's assets are funded by customer deposits made up of current and savings accounts and other short-term deposits. These customer deposits which are widely diversified by type and maturity represent a stable source of funds. Lending is normally funded by liabilities in the same currency and if other currencies are used the foreign exchange risk is usually hedged.

Operational and Other Risks

Operational Risk is the risk of direct or indirect loss due to an event or action causing failure of technology processes infrastructure personnel and other risks having an operational impact. Standard Chartered seeks to minimise actual or potential losses from Operational Risk failures through a framework of policies and procedures that identify assess control manage and report risks.

An independent Group Operational Risk function is responsible for establishing and maintaining the overall Operational Risk framework. The Group Operational Risk function provides reports to the Group Risk Committee.

Compliance with Operational Risk policy is the responsibility of all managers. In every country a Country Operational Risk Group (CORG) has been established. It is the responsibility of the CORG to ensure appropriate risk management frameworks are in place and to monitor and manage operational risk. CORGs are chaired by Country Chief Executives.

Business units are required to monitor their Operational Risks using Group and business level standards and indicators. Significant issues and exceptions must be reported to the CORG. Where appropriate issues must also be reported to Business Risk Committees and the Group Risk Committee.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

CAPITAL

Standard Chartered's policy is to maintain a conservative balance sheet and strong capital base. The Group Asset and Liability Committee targets Tier 1 and Total capital ratios of 7 - 9 per cent and 12 - 14 per cent respectively. The Group believes that being well capitalised is important.

	2002	200
	$m	$
Tier 1 capital:		
Shareholders' funds	**7 327**	7 53
Minority interests	**249**	7
Innovative tier 1 securities	**997**	92
Unconsolidated associated companies	**31**	2
Less: premises revaluation reserves	**(3)**	(6
goodwill capitalised	**(2 118)**	(2 26
own shares held (note 1)	**(57)**	
Total tier 1 capital	**6 426**	6 23
Tier 2 capital:		
Premises revaluation reserves	**3**	6
General provisions	**468**	46
Undated subordinated loan capital	**1 853**	1 80
Dated subordinated loan capital	**2 605**	2 67
Total tier 2 capital	**4 929**	5 01
Investments in other banks	**(558)**	
Other deductions	**(4)**	(1
Total capital	**10 793**	11 22
Risk weighted assets	**55 931**	53 82
Risk weighted contingents	**18 623**	15 51
Total risk weighted assets and contingents	**74 554**	69 34
Capital ratios:		
Tier 1 capital	**8.6%**	9.0
Total capital	**14.5%**	16.2

	2002	200
	$m	$
Shareholders' funds		
Equity	**6 695**	6 27
Non Equity	**632**	1 25
	7 327	7 53
Post tax Return on Equity (normalised)	**13.4%**	12.0

Note 1 Relates to shares held in trust to fulfil the Group's obligations under employee share options.

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

The Group identified improving the efficiency of capital management as a strategic priority for 2002. A capital plan

In October 2002 Standard Chartered PLC listed on the Hong Kong Stock Exchange. The Company issued 35 million ordinary shares of $0.50 per share. The shares were issued at HKD 84 per share raising $17.5 million of share capital and $328 million of share premium.

In November 2002 the Company repurchased 659 126 Non-cumulative Preference Shares with a nominal value of $5 and issued at a price of $1 000 per Preference Share. The Shares were repurchased at $1 110 per share together with an amount to compensate for accrued dividend. The deduction from the share premium reserve was restricted to the $328 million premium raised on the Hong Kong listing.

STANDARD CHARTERED PLC – FINANCIAL REVIEW (continued)

EFFICIENCY PROGRAMME

In August 2000 the Group announced an Efficiency Programme the purpose of which was to improve productivity and to build an operational platform to support future growth. Excellent progress continues to be made.

Headcount reductions have exceeded the original targets set.

	Achieved in 2002		Original Target over 3 Years	
	Headcount reduction	**Headcount addition**	**Headcount Reduction**	**Headcou additi**
Centralising of processing and support operations	**2 350**	**2 200**	**2 000**	**1 0**
Operational efficiencies	**3 100**	**-**	**2 100**	
Integration of acquisitions	**2 700**	**-**	**2 100**	
	8 150	**2 200**	**6 200**	**1 0**

Cost Synergies	**Full year 2002**	**Achieved** Full year 2001	Original 2001	**2002**	**Targ Revis 20**
	$m	$m	$m	**$m**	**$**
Centralising of processing and support operations	**60**	19	29	**64**	**1**
Operational efficiencies	**90**	60	29	**80**	
Integration of acquisitions	**115**	70	50	**100**	**1**
	265	149	108	**244**	**3**
Investment spend	**(110)**	(93)	(167)	**(114)**	**(13**
Net Cost Benefit	**155**	56	(59)	**130**	**1**
Original Net Cost Benefit			(59)	**82**	**1**

At the end of 2001 the Group increased its targets for savings from the Efficiency Programme. These higher targets have been delivered in 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2002

	Notes	2002 $m	2001* $m
Interest receivable		**5 288**	6 419
Interest payable		**(2 225)**	(3 519)
Net interest income		**3 063**	2 900
Fees and commissions receivable net		**991**	977
Dealing profits	3	**420**	470
Other operating income	4	**65**	58
		1 476	1 505
Net revenue		**4 539**	4 405
Administrative expenses:			
Staff		**(1 270)**	(1 241)
Premises		**(269)**	(285)
Other		**(673)**	(735)
Depreciation and amortisation of which:		**(345)**	(324)
Amortisation of goodwill		**(156)**	(140)
Other		**(189)**	(184)
Total operating expenses		**(2 557)**	(2 585)
Operating profit before provisions		**1 982**	1 820
Provisions for bad and doubtful debts	9	**(705)**	(732)
Provisions for contingent liabilities and commitments		**(7)**	1
Amounts written off fixed asset investments		**(8)**	-
Operating profit before taxation	1 2	**1 262**	1 089
Taxation	5	**(387)**	(378)
Profit after taxation		**875**	711
Minority interests (equity)		**(31)**	(12)
Profit for the financial year attributable to shareholders		**844**	699
Dividends on non-equity preference shares	6	**(108)**	(68)
Dividends on ordinary equity shares	7	**(545)**	(474)
Retained profit for the financial year		**191**	157

The 2002 and 2001 results are all from continuing operations.

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

SUMMARISED CONSOLIDATED BALANCE SHEET

As at 31 December 2002

	2002	2001*

Assets			
Cash balances at central banks and cheques in course of collection		**1 237**	1 174
Treasury bills and other eligible bills		**5 050**	5 105
Loans and advances to banks	1	**16 001**	19 578
Loans and advances to customers	1	**57 009**	53 005
Debt securities and equity shares		**20 437**	16 080
Intangible fixed assets		**2 118**	2 269
Tangible fixed assets		**928**	992
Prepayments accrued income and other assets		**10 230**	9 332
Total assets		**113 010**	107 535
Liabilities			
Deposits by banks	1	**10 850**	11 688
Customer accounts	1	**71 626**	67 855
Debt securities in issue	1	**4 877**	3 706
Accruals deferred income and other liabilities		**12 626**	11 327
Subordinated liabilities:			
Undated loan capital		**1 853**	1 804
Dated loan capital		**3 602**	3 544
Minority interests (equity)		**249**	73
Shareholders' funds	12	**7 327**	7 538
Total liabilities and shareholders' funds		**113 010**	107 535

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December 2002

		2002	2(
	Notes	**$m**	
Profit for the financial year attributable to shareholders		**844**	(
Premises revaluation		**(48)**	
Exchange translation differences		**-**	(1
Total recognised gains and losses relating to the financial year		**796**	!
Prior year adjustment	**16**	**156**	
Total recognised gains and losses since the last annual report		**952**	!

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS AND LOSSES

For the year ended 31 December 2002

There is no material difference between the results as reported and the results that would have been reported on a historical cost basis. Accordingly no note of historical cost profits and losses has been included.

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS (continued)

Consolidated cash flow statement

For the year ended 31 December 2002

	2002	2001*
	$m	$m
Net cash inflow from operating activities (see note 14)	**4 778**	6 113
Returns on investments and servicing of finance		
Interest paid on subordinated loan capital	**(330)**	(321)
Subordinated loan capital issue expenses	-	(12)
Premium and costs on repayment of subordinated liabilities	**(10)**	-
Dividends paid to minority shareholders of subsidiary undertakings	**(18)**	(18)
Dividends paid on preference shares	**(123)**	(41)
Net cash outflow from returns on investments and servicing of finance	**(481)**	(392)
Taxation		
UK taxes paid	**(25)**	(103)
Overseas taxes paid	**(303)**	(417)
Total taxes paid	**(328)**	(520)
Capital expenditure and financial investment		
Purchases of tangible fixed assets	**(209)**	(283)
Acquisitions of treasury bills held for investment purposes	**(10 453)**	(10 383)
Acquisitions of debt securities held for investment purposes	**(38 314)**	(26 356)
Acquisitions of equity shares held for investment purposes	**(175)**	(28)
Disposals of tangible fixed assets	**32**	58
Disposals and maturities of treasury bills held for investment purposes	**10 667**	9 138
Disposals and maturities of debt securities held for investment purposes	**35 530**	20 562
Disposals of equity shares held for investment purposes	**18**	17
Net cash outflow from capital expenditure and financial investment	**(2 904)**	(7 275)
Net cash inflow/(outflow) before equity dividends paid and financing	**1 065**	(2 074)
Equity dividends paid to members of the Company	**(462)**	(442)
Financing		
Gross proceeds from issue of ordinary share capital	**399**	22
Ordinary share issue expenses	**(31)**	-
Issue of preference share capital	-	1 000
Preference share capital – issue expenses	-	(31)
Redemption of preference share capital	**(732)**	-
Preference share capital – redemption expenses	**(9)**	-
Issue of subordinated loan capital	**11**	700
Proceeds from issue of preferred securities	-	421
Repayment of subordinated liabilities	**(355)**	(204)

Decrease in cash in the period **(114)** (608)

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – NOTES

1. Segmental information by geographic segment

The following tables set out profit and loss information average loans and advances to customers net interest margin and selected balance sheet information by geographic segment for the year ended 31 December 2002 and 31 December 2001.

				20
				Asia Paci Ot A
	Hong Kong	Singapore	Malaysia	Paci
	$m	$m	$m	
Interest receivable	1 718	780	349	7
Interest payable	(641)	(421)	(181)	(4
Net interest income	1 077	359	168	3
Fees and commissions receivable net	267	80	52	1
Dealing profits	68	31	15	
Other operating income	4	15	(1)	
Net revenue	1 416	485	234	5
Costs	(622)	(209)	(143)	(4
Amortisation of goodwill				
Total operating expenses	(622)	(209)	(143)	(4
Operating profit before provisions	794	276	91	1
Charge for debts contingent liabilities and commitments	(428)	(41)	(13)	(
Amounts written off fixed asset investments	-	-	-	
Operating profit before taxation	366	235	78	1
Loans and advances to customers - average	21 121	7 534	3 808	5 9
Net interest margin (%)	3.0	2.3	2.6	
Loans and advances to customers - period end	21 313	8 060	4 201	6 3
Loans and advances to banks – period end	2 507	2 027	394	2 7
Total assets employed	41 143	17 387	6 732	16 2
Total risk weighted assets and contingents	19 958	11 570	3 724	7 5

					20
		Middle East & Other		Americas UK & Group Head	
	India	S Asia	Africa	Office	T
	$m	$m	$m	$m	
Interest receivable	597	638	316	1 541	6
Interest payable	(369)	(319)	(113)	(1 194)	(3 6
Net interest income	228	319	203	347	3
Fees and commissions receivable net	85	119	89	164	
Dealing profits	43	58	37	95	

Costs	(190)	(196)	(228)	(407)	(2 4
Amortisation of goodwill				(156)	(1
Total operating expenses	(190)	(196)	(228)	(563)	(2 5
Operating profit before provisions	204	305	104	42	1
Charge for debts contingent liabilities and commitments	(38)	(13)	(3)	(115)	(7
Amounts written off fixed asset investments	-	-	-	(8)	
Operating profit before taxation	166	292	101	(81)	1
Loans and advances to customers - average	2 186	4 369	1 042	8 451	54
Net interest margin (%)	4.2	3.7	6.9	1.0	
Loans and advances to customers - period end	2 458	4 883	1 168	8 536	57
Loans and advances to banks – period end	212	1 792	218	6 148	16
Total assets employed	6 411	10 400	3 880	42 327	144
Total risk weighted assets and contingents	4 367	6 709	1 556	20 430	75

a. Total interest receivable and total interest payable include intra-group interest of $1 440 million.

b. Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

c. Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas UK and Group Head Office segment.

d. Total assets employed include intra-group items of $25 874 million and balances of $5 691 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

e. Total risk weighted assets and contingents include $1 272 million of balances which are netted in calculating capital ratios.

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental information by geographic segment (continued)

				20
				Asia Pac Otl
	Hong Kong	Singapore	Malaysia	A Pac
	$m	$m	$m	
Interest receivable	2 377	913	385	8
Interest payable*	(1 283)	(608)	(218)	(5
Net interest income	1 094	305	167	3
Fees and commissions receivable net	301	95	47	1
Dealing profits	50	40	20	
Other operating income	(3)	-	3	
Net revenue	1 442	440	237	5
Costs	(679)	(205)	(131)	(4
Amortisation of goodwill				
Total operating expenses	(679)	(205)	(131)	(4
Operating profit before provisions	763	235	106	1
Charge for debts contingent liabilities and commitments	(257)	(51)	(130)	(
Operating profit before taxation	506	184	(24)	

Net interest margin (%)	3.2	1.9	2.7	:
Loans and advances to customers - period end	21 145	6 828	3 705	5 8
Loans and advances to banks – period end	1 227	2 315	607	3 1
Total assets employed*	39 508	15 086	6 223	14 5
Total risk weighted assets and contingents	19 320	8 933	3 630	7 4

					20
	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	To
	$m	$m	$m	$m	
Interest receivable	572	749	339	2 479	8
Interest payable*	(373)	(468)	(134)	(2 142)	(5 8
Net interest income	199	281	205	337	2
Fees and commissions receivable net	78	96	86	153	
Dealing profits	42	55	62	111	
Other operating income	36	4	2	10	
Net revenue	355	436	355	611	4
Costs	(209)	(207)	(226)	(384)	(2 4
Amortisation of goodwill				(140)	(1
Total operating expenses	(209)	(207)	(226)	(524)	(2 5
Operating profit before provisions	146	229	129	87	1
Charge for debts contingent liabilities and commitments	(27)	(39)	(13)	(128)	(7
Operating profit before taxation	119	190	116	(41)	1
Loans and advances to customers - average	1 909	4 102	1 007	9 198	52
Net interest margin (%)	4.0	4.0	8.2	1.0	
Loans and advances to customers - period end	1 923	4 117	969	8 476	53
Loans and advances to banks – period end	398	1 704	325	9 818	19
Total assets employed*	5 994	9 604	3 487	41 335	135
Total risk weighted assets and contingents	3 590	5 802	1 343	19 778	69

f. Total interest receivable and total interest payable include intra-group interest of $2 287 million.

g. Group central expenses have been distributed between segments in proportion to their direct costs and the benefit of the Group's capital has been distributed between segments in proportion to their risk weighted assets.

h. Business acquisitions have been made as part of the Group's growth strategy. These activities are a result of corporate decisions made at the centre and the amortisation of purchased goodwill is included in the Americas UK and Group Head Office segment.

i. Total assets employed include intra-group items of $24 724 million and balances of $3 558 million which are netted in the Summarised Consolidated Balance Sheet. Assets held at the centre have been distributed between geographic segments in proportion to their total assets employed.

j. Total risk weighted assets and contingents include balances of $500 million which are netted in calculating Capital ratios.

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – NOTES (continued)

1. Segmental information by geographic segment (continued)

operates at 31 December 2002 and 31 December 2001.

	Hong Kong	Singapore	Malaysia	20(Asia Paci Ot Asia Paci
	$m	$m	$m	$
Non interest bearing current and demand accounts	1 341	992	828	5
Interest bearing current and demand accounts	10 841	1 860	76	1 5
Savings deposits	553	455	514	1 1
Time deposits	14 615	7 779	2 739	4 8
Other deposits	5	382	444	1 0
Total	27 355	11 468	4 601	9 2
Deposits by banks	649	1 356	422	2 1
Customer accounts	26 706	10 112	4 179	7 0
	27 355	11 468	4 601	9 2
Debt securities in issue	1 813	177	295	3
Total	29 168	11 645	4 896	9 5

	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	20 T Depo
	$m	$m	$m	$m	
Non interest bearing current and demand accounts	807	1 465	696	428	7
Interest bearing current and demand accounts	3	500	908	2 939	18
Savings deposits	584	1 151	416	11	4
Time deposits	2 722	3 531	525	11 726	48
Other deposits	113	410	26	878	3
Total	4 229	7 057	2 571	15 982	82
Deposits by banks	1 078	1 156	113	3 893	10
Customer accounts	3 151	5 901	2 458	12 089	71
	4 229	7 057	2 571	15 982	82
Debt securities in issue	82	-	-	2 152	4
Total	4 311	7 057	2 571	18 134	87

	Hong Kong	Singapore	Malaysia	20(Asia Paci Ot Asia Paci
	$m	$m	$m	$
Non interest bearing current and demand accounts	1 207	901	728	4
Interest bearing current and demand accounts	10 002	1 622	107	1 3

Time deposits	16 687	7 078	2 824	4 5
Other deposits	4	253	303	1 0
Total	28 482	10 291	4 541	8 4
Deposits by banks	1 001	1 028	472	2 0
Customer accounts	27 481	9 263	4 069	6 3
	28 482	10 291	4 541	8 4
Debt securities in issue	1 305	81	245	3
Total	29 787	10 372	4 786	8 8

20

	India	Middle East & Other S Asia	Africa	Americas UK & Group Head Office	Tc Depo
	$m	$m	$m	$m	
Non interest bearing current and demand accounts	672	980	714	669	6
Interest bearing current and demand accounts	5	767	711	2 228	16
Savings deposits	518	1 040	372	220	4
Time deposits	2 798	3 672	461	9 831	47
Other deposits	57	205	190	1 673	3
Total	4 050	6 664	2 448	14 621	79
Deposits by banks	1 115	1 298	67	4 656	11
Customer accounts	2 935	5 366	2 381	9 965	67
	4 050	6 664	2 448	14 621	79
Debt securities in issue	82	-	3	1 627	3
Total	4 132	6 664	2 451	16 248	83

STANDARD CHARTERED PLC – NOTES (continued)

1. **Segmental information by class of business**

	2002			2001*		
	Consumer Banking	Wholesale Banking	Total	Consumer Banking	Wholesale Banking	
	$m	$m	$m	$m	$m	
Net interest income	**1 867**	**1 196**	**3 063**	1 702	1 198	
Other income	**549**	**927**	**1 476**	520	985	
Net revenue	**2 416**	**2 123**	**4 539**	2 222	2 183	
Costs	**(1 190)**	**(1 211)**	**(2 401)**	(1 254)	(1 191)	(
Amortisation of goodwill	**-**	**-**	**(156)**			
Total operating expenses	**(1 190)**	**(1 211)**	**(2 557)**	(1 254)	(1 191)	(
Operating profit before provisions	**1 226**	**912**	**1 982**	968	992	
Charge for debts contingent liabilities and commitments	**(603)**	**(109)**	**(712)**	(330)	(401)	
Amounts written off of fixed assets investments	**-**	**(8)**	**(8)**	-	-	
Operating profit before taxation	**623**	**795**	**1 262**	638	591	
Total assets employed	**40 465**	**104 110**	**144 575**	44 992	90 825	13

contingents	**23 779**	**50 775**	**74 554**	21 688	47 654	(

* Comparative restated (see note 16)

Please refer to note 1 (a) – (d) and (f) – (i)

3. Dealing profits

	2002	2001
	$m	$r
Income from foreign exchange dealing	**319**	374
Profits less losses on dealing securities	**65**	22
Other dealing profits	**36**	74
	420	47C

4. Other operating income

	2002	20C
	$m	$
Other operating income includes:		
Profits less losses on disposal of investment securities	**18**	2
Dividend income	**5**	

STANDARD CHARTERED PLC – NOTES (continued)

5. Taxation

	2002	20
	$m	$
United Kingdom corporation tax at 30% (2001: 30%)	**257**	2
Relief for overseas tax	**(180)**	(17
	95	
	77	:
Overseas tax	**310**	3
	387	3
Effective tax rate	**30.7%**	34.7

6. Dividends on preference shares

	2002	200
	$m	$n
Non-cumulative irredeemable preference shares:		
7⅜% preference shares of £1 each	11	1
8¼% preference shares of £1 each	12	1:
Non-cumulative redeemable preference shares:		
8.9% preference shares of $5 each	85	4
	108	6

7. Dividends on ordinary shares

	2002 Cents per share	$m	2001 Cents per share
Interim	14.10	160	12.82
Final	32.90	385	29.10
	47.00	545	41.92

The 2002 final dividend of 32.9 cents per share will be paid in sterling unless shareholders elect to be paid in US dollars on 13 May 2003 to shareholders on the register of members at the close of business on 28 February 2003. It is intended that shareholders will be able to elect to receive shares credited as fully paid instead of all or part of the interim dividend. Details will be sent to shareholders on or around 17 March 2003.

STANDARD CHARTERED PLC – NOTES (continued)

8. Earnings per ordinary share

	2002			2001		
	Profit	Average number of shares	Per Share Amount	Profit	Average number of shares	S Am
	$m	('000)	Cents	$m	('000)	C
Basic EPS						
Profit attributable to ordinary shareholders	736	1 135 664	-	631	1 128 407	5
Premium and costs paid on redemption of preference shares	(82)	-	-	-	-	
Basic earnings per ordinary share	654	1 135 664	57.6c	631	1 128 407	5
Effect of dilutive potential ordinary shares:						
Convertible bonds	17	34 488		16	34 488	
Options	-	2 168		-	4 478	
Diluted EPS	671	1 172 320	57.2c	647	1 167 373	5

The Group measures earnings per share on a normalised basis. This differs from earnings defined in Financial Reporting Standard 14. The table below provides a reconciliation.

	2002	:
	$m	
Basic earnings per ordinary share as above	654	
Premium and costs paid on redemption of preference shares	82	
Amortisation of goodwill	156	
Profits less losses on disposal of investment securities	(18)	
Amounts written off fixed asset investments	8	
Impairment of tangible fixed assets	9	
Gain on close out of interest rate swap to hedge preference share dividends	(57)	
Tax charge relating to profit on interest rate swap	17	
Normalised earnings	851	
Normalised earnings per ordinary share	**74.9c**	6

9. Provisions for bad and doubtful debts

	2002		2001	
	Specific	General	Specific	Gen
	$m	$m	$m	
Provisions held at beginning of period	951	468	1 146	
Exchange translation differences	1	-	(12)	
Amounts written off	(1 008)	-	(633)	
Amounts written down	(23)	-	(368)	
Recoveries of amounts previously written off	65	-	51	
Other	(3)	-	35	
New provisions	1 012	-	994	
Recoveries/provisions no longer required	(307)	-	(262)	
Net charge against profit	705	-	732	
Provisions held at end of period	688	468	951	

Corporate loans and advances to customers against which provisions have been outstanding for two years or more are written down to their net realisable value.

STANDARD CHARTERED PLC – NOTES (continued)

10. Non-performing loans and advances

	2002			2001		
	SCNB (LMA)	Other	Total	SCNB (LMA)	Other	T
	$m $m	$m	$m	$m	$m	
Loans and advances on which interest is suspended	693	1 912	2 605	742	2 451	3
Specific provisions for bad and doubtful debts	(3)	(685)	(688)	(3)	(948)	(
Interest in suspense	-	(205)	(205)	-	(225)	(
	690	1 022	1 712	739	1 278	2

The Group acquired Standard Chartered Nakornthon Bank (SCNB) (formerly Nakornthon Bank) in September 1999. Under the terms of the acquisition non-performing loans (NPLs) of THB 39 billion ($904 million) are subject to a Loan Management Agreement (LMA) with the Financial Institutions Development Fund (FIDF) c

NPLs of THB 23 billion ($533 million). The LMA also provides inter alia for loss sharing arrangements whereby the FIDF will bear up to 85 per cent of losses in excess of the guaranteed amount. The carrying cost of the NPLs is reimbursable by the FIDF to SCNB every half year for a period of five years from the date of acquisition.

Excluding the SCNB non-performing loan portfolio subject to the LMA agreement specific provisions and interest in suspense together cover 47 per cent (2001: 48 per cent) of total non-performing lending to customers. If lending and provisions are adjusted for the cumulative amounts written off of $1 652 million (2001: $1 574 million) the effective cover is 71 per cent (2001: 68 per cent).

11. Called up share capital

	2002	20(
	$m	$
Equity capital		
Ordinary shares of $0.50 each	585	5(
Non-equity capital		
Non-cumulative irredeemable preference shares:		
7⅜% preference shares of £1 each	161	1‹
8¼% preference shares of £1 each	161	1‹
Non-cumulative redeemable preference shares:		
8.9% preference shares of $5 each	2	
	909	8(

In November 2002 the Group repurchased 659 126 8.9 per cent preference shares of $5 each. The shares were repurchased at a price of $1 110 per share. The total premium paid on the buy back equated to $82 million. This however was partially offset by a gain on unwinding the interest rate swaps hedging the position of $57 million.

STANDARD CHARTERED PLC – NOTES (continued)

12. Shareholders' funds

	Share capital	Share premium account	Capi resei
	$m	$m	!
At 1 January 2002 previously published	861	2 761	
Prior year adjustment (note 16)	-	-	
At 1 January 2002 restated	861	2 761	
Exchange translation differences	32	-	
Shares issued net of expenses	19	329	
Repurchase of preference shares	(3)	(328)	

Premises revaluation	-	-
Capitalised on exercise of share options	-	2
Realised on disposal of premises	-	-
At 31 December 2002	909	2 764
Equity interests		
Non-equity interests		
At 31 December 2002		

	Capital redemption reserve	Premises revaluation reserve	Profit and loss account	To shareholde fun
		$m	$m	
At 1 January 2002 previously published	-	45	3 710	7 3
Prior year adjustment (note 16)	-	16	140	1
At 1 January 2002 restated	-	61	3 850	7 5
Exchange translation differences	-	(6)	(26)	
Shares issued net of expenses	-	-	39	3
Repurchase of preference shares	3	-	(413)	(74
Retained profit	-	-	191	1
Premises revaluation	-	(48)	-	(4
Capitalised on exercise of share options	-	-	(2)	
Realised on disposal of premises	-	(4)	4	
At 31 December 2002	3	3	3 643	7 3
				7 0
Equity interests				6 6
Non-equity interests				6
At 31 December 2002				7 3

13. Net interest margin and interest spread

	2002	200
	%	
Net interest margin	3.1	3
Interest spread	2.7	2
	$m	$
Average interest earning assets	99 667	96 7

Average interest bearing liabilities	**86 484**	86 6:

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – NOTES (continued)

14. Consolidated cash flow statement

Reconciliation between operating profit before taxation and net cash inflow from operating activities:

	2002
	$m
Operating profit	**1 262**
Items not involving cash flow:	
Amortisation of goodwill	**156**
Depreciation impairment and amortisation of premises and equipment	**189**
Loss on disposal of tangible fixed assets	**3**
Gain on disposal of investment securities	**(18)**
Amortisation of investments	**(48)**
Charge for bad and doubtful debts and contingent liabilities	**712**
Amounts written off fixed asset investments	**8**
Debts written off net of recoveries	**(966)**
Decrease in accruals and deferred income	**(256)**
(Increase)/decrease in prepayments and accrued income	**(16)**
Adjustments for items shown separately:	
Interest paid on subordinated loan capital	**330**
Premium and costs on repayment of	**10**

subordinated liabilities		
Net cash inflow from trading activities	**1 366**	
Net increase in cheques in the course of collection	**(19)**	
Net (increase)/decrease in treasury bills and other eligible bills	**(93)**	
Net decrease in loans and advances to banks and customers	**485**	
Net increase in deposits from banks customer accounts and debt securities in issue	**2 891**	
Net increase in dealing securities	**(302)**	
Net decrease in mark-to-market adjustment	**414**	
Net increase/ (decrease) in other accounts	**36**	
Net cash inflow from operating activities	**4 778**	

Analysis of changes in cash

Balance at beginning of period	**3 549**
Exchange translation differences	**61**
Net cash outflow	**(114)**
Balance at end of period	**3 496**

* Comparative restated (see note 16)

STANDARD CHARTERED PLC – FINANCIAL STATEMENTS

15. Consolidated profit and loss account (unaudited)

First half and second half 2002

	2nd Half 2002 $m
Interest receivable	**2 735**
Interest payable	**(1 214)**
Net interest	**1 521**

Fees and commissions receivable net	515
Dealing profits	191
Other operating income	27
	733
Net revenue	2 254
Administrative expenses:	
Staff	(636)
Premises	(131)
Other	(358)
Depreciation and amortisation of which:	(188)
Amortisation of goodwill	(88)
Other	(100)
Total operating expenses	(1 313)
Operating profit before provisions	941
Provisions for bad and doubtful debts	(299)
Provisions for contingent liabilities and commitments	(6)
Amounts written off fixed asset investments	(8)
Operating profit before taxation	628
Taxation	(186)
Profit after taxation	442
Minority interests (equity)	(14)
Profit for the financial period attributable to shareholders	428
Dividends on non-equity preference shares	(52)
Dividends on ordinary equity shares	(385)
Retained profit for the financial period	(9)

STANDARD CHARTERED PLC – NOTES (continued)

16. Change in accounting policies

Financial Reporting Standard 19 - Deferred Tax ("FRS 19") is effective for accounting periods ending on or after 23 January 2002 and the Group adopted FRS19 in the current period.

It specifies the provisions that are required for deferred tax which are on a different basis to its predecessor Statement of Standard Accounting Practice 15.

The adjustments have no effect on current or prior periods tax charge but affect the Deferred Tax balances and Reserves. The brought forward balances at 1 January 2001 have been restated as follows: the Deferred Tax Asset balance is increased by $156 million the Profit and Loss Reserves balance is increased by $140 million and the Premises Revaluation Reserve is increased by $16 million.

In February 2002 the Urgent Issues Task Force issued Abstract 33 (UITF 33) - "Obligations in Capital Instruments". This reviewed the classification of instruments that have the characteristics of both liabilities and shareholders' funds and provided further guidance on the accounting treatment of these issues.

In 2001 the £300 million 8.103 per cent Step-up Callable Perpetual Trust Preferred Securities and the Eur500 million 8.16 per cent non-cumulative Trust Preferred Securities were treated as minority interests (non-equity) in the consolidated accounts of Standard Chartered PLC in accordance with Financial Reporting Standard 4 - Capital Instruments.

As a result of complying with UITF 33 the instruments have been reclassified from minority interests (non-equity) to liabilities. The restatement of principal balances at 31 December 2001 is $878 million together with accrued interest of $51 million and fee accruals of $11 million. The associated minority interest payable reclassified to interest payable is $59 million for the year ended 31 December 2001.

Comparative figures for the year ended 31 December 2001 are restated to reflect these changes to accounting policy.

17. Remuneration

The Group employed 29 400 staff at 31 December 2002 (2001: 28 400).

Within the authority delegated by the Board of Directors the Board Remuneration Committee is involved in determining the remuneration policy of Standard Chartered Group but specifically for agreeing the individual remuneration packages for executive directors and other highly remunerated individuals. No executive directors are involved in deciding their own remuneration.

The success of the Group depends upon the performance and commitment of talented employees. The Group's remuneration policy is to:-

- Support a strong performance-oriented culture and ensure that individual rewards and incentives relate directly to the performance of the individual the operations and functions for which they are responsible the Group as a whole and the interests of the shareholders; and

STANDARD CHARTERED PLC – NOTES (continued)

- Maintain competitive awards that reflect the international nature of the Group and enable it to attract and retain talented employees of the highest quality internationally.

In terms of applying this policy:

- Base salaries are set at the median of the Group's key international competitors.

individual's adherence to the Group's values.

- Standard Chartered Group believes strongly in encouraging employee share ownership at all levels in the organisation. The Group is proud to announce that in 2002 50 per cent of employees globally participated in its all employee sharesave scheme. In addition the Group operates certain discretionary share plans which are designed to provide competitive long-term incentives. Of these plans the Performance Share Plan and the Executive Share Option Scheme are only exercisable upon the achievement of tough performance criteria.

18. Charge on Group assets

The following table shows assets which are subordinated to the claims of other parties.

	2002
	$m
Loans and advances to banks	**128**
Loans and advances to customers	**4**
Debt securities	**552**
Other assets – Hong Kong certificates of deposit	**2 015**
	2 699

19. Contingent liabilities and commitments

The table below shows the total contract amount of contingent liabilities and commitments.

	2002	2
	$m	
Contingent liabilities	**17 913**	15
Non-cancellable commitments	**14 988**	15

Contingent liabilities include acceptances and endorsements guarantees and irrevocable letters of credit. Commitments largely relate to undrawn non-cancellable commitments to extend credit.

The contract amounts reflect the volume of business outstanding and do not represent amounts at risk.

The financial information included herein has been derived from the audited and unaudited information contained in the Group's Report and Accounts for the year ended 31 December 2002. Statutory accounts for 2001 have been delivered to the Registrar of Companies. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanation) of the Companies Act 1985.

Financial Calendar

Ex-dividend date	26 February 2003
Record date	28 February 2003
Posting to shareholders of 2002 Report and Accounts	17 March 2003
Annual General Meeting	8 May 2003
Payment date – final dividend on ordinary shares	13 May 2003

Copies of this statement are available from Investor Relations Standard Chartered PLC 1 Aldermanbury Square London EC2V 7SB or from our website on www.standardchartered.com/investor

For further information please contact:

Tracy Clarke Group Head of Corporate Affairs

(020) 7280 7708

Paul Marriage Head of Media Relations

(020) 7280 7163

Benjamin Hung Head of Investor Relations

(020) 7280 7245

The following information is available on our website www.standardchartered.com/investor

- *A live webcast of the final results analyst presentation (available 9:30am GMT)*
- *A pre-recorded webcast and Q/A session of analyst presentation in London (available 1:00pm GMT)*
- *Interviews with Mervyn Davies Group Chief Executive and Peter Sands Group Finance Director (available from 8.00am GMT).*
- *Slides for the Group's presentations (available 11.00am GMT)*

Images of Standard Chartered are available for the media at www.newscast.co.uk

Information regarding the Group's commitment to corporate and social responsibility is available at www.standardchartered.com/ourbeliefs

The 2002 Report and Accounts will be made available on the website of the Stock Exchange of Hong Kong and on our website as soon as is practicable.

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	11:16 4 Mar 2003
Number	2505I

SCHEDULE 10

NOTIFICATION OF MAJOR INTEREST IN SHARES

All relevant boxes should be completed in block letters.

1. Name of company **STANDARD CHARTERED PLC**		2. Name of shareholder having a major interest **PRUDENTIAL PLC**	
3.Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 **The shareholder named in 2**		4.Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them **See attached list**	
5. Number of shares/amounts of stock acquired **N/A**	6. Percentage of issued class **N/A**	7. Number of shares/amounts of stock disposed **N/A**	8.Percentage of Issued class **N/A**
9. Class of security **ORDINARY SHARES OF USD0.50 EACH**		10. Date of transaction **28 FEBRUARY 2003**	11. Date company informed **4 MARCH 2003**
12. Total holding following this notification **35,166,705**		13. Total percentage holding of issued class following this notification **3.00%**	
14. Any additional information N/A		15. Name of contact and telephone number for queries **SHARON O'DONOVAN - 020 7280 7110**	
16. Name and signature of authorised company official responsible for making this notification .... DEBORAH HARVEY Date of notification: 4 MARCH 2003			

PRUDENTIAL PLC SHAREHOLDINGS	
Registered holders	**Shares**
M&G (LOMBARD ST) NOMINEES FPE	26,517
MAGIM HSBC GIS NOMINEE (UK) SALI	78,377
MGIM A/C DBL A/C FBFT	79,075
MGIM A/C JPM A/C RU	3,391,914
PRUCLT HSBC GIS NOMINEE (UK) PAC AC	30,969,688
PRUCLT HSBC GIS NOMINEE (UK) PPL AC	207,000
PRUCLT HSBC GIS NOMINEE (UK) SAL AC	8,815
PRUDENTIAL EURO INDEX TRACKER	2,742
PRUDENTIAL UK INDEX TRACKER TS	6,342
ROY NOMINEES 578079	77,417
ROY NOMINEES LTD 578052	45,085
ROY NOMINEES LTD 578141	87,450
ROY NOMINEES LTD 578192	186,283
	35,166,705

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:23 6 Mar 2003
Number	3893I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

RICHARD MEDDINGS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE:

(I) THE 2001 PERFORMANCE SHARE PLAN

(II) THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following

17) Date of grant:

05 MARCH 2003

18) Period during which or date on which exercisable:

THESE OPTIONS ARE EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

38,015 ORDINARY SHARES OF USD0.50 EACH

101,375 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

690.5p

22) Total number of shares or debentures over which options held following this notification:

320,666

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN – 020 7280 7109

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 06 MARCH 2003

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:27 6 Mar 2003
Number	3897I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

KAI NARGOLWALA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i. THE 2001 PERFORMANCE SHARE PLAN
ii. THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

05 MARCH 2003

18) Period during which or date on which exercisable:

THE OPTIONS ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i. 55,032 ORDINARY SHARES OF USD0.50 EACH
ii. 110,065 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i. NIL
ii. 690.5p

22) Total number of shares or debentures over which options held following this notification:

828,931

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 06 MARCH 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:28 6 Mar 2003
Number	3899I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MERVYN DAVIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF OPTIONS TO THE DIRECTOR NAMED IN 2) ABOVE UNDER THE

(I) THE 2001 PERFORMANCE SHARE PLAN

(II) THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

05 March 2003

18) Period during which or date on which exercisable:

THESE OPTIONS ARE EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i. 86,893 ORDINARY SHARES OF USD 0.50 EACH
ii. 347,574 ORDINARY SHARES OF USD 0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

I. NIL
II. 690.5p

22) Total number of shares or debentures over which options held following this notification:

1,418,720

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 06 MARCH 2003

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:31 6 Mar 2003
Number	3902I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

MICHAEL DENOMA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i. THE 2001 PERFORMANCE SHARE PLAN
ii. THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

05 MARCH 2003

18) Period during which or date on which exercisable:

THESE OPTIONS ARE EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i. 55,032 ORDINARY SHARES OF USD 0.50 EACH
ii. 220,130 ORDINARY SHARES OF USD 0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i. NIL
ii. 690.5p

22) Total number of shares or debentures over which options held following this notification:

727,968

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 06 MARCH 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:34 6 Mar 2003
Number	3906I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

CHRISTOPHER KELJIK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE, UNDER:

i. THE 2001 PERFORMANCE SHARE PLAN
ii. THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant:

05 MARCH 2003

18) Period during which or date on which exercisable:

THESE OPTIONS ARE EXCERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

i. 41,274 ORDINARY SHARES OF USD0.50 EACH
ii. 110,065 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

i. NIL
ii. 690.5p

22) Total number of shares or debentures over which options held following this notification:

767,550

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 06 MARCH 2003

END

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82 5188

RNS | The company news service from the London Stock Exchange



Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Director Shareholding
Released	12:37 6 Mar 2003
Number	3911I

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

STANDARD CHARTERED PLC

2) Name of director:

PETER SANDS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

IN RESPECT OF THE DIRECTOR NAMED IN 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

RELATES TO THE DIRECTOR NAMED IN 2)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

GRANT OF AN OPTION TO THE DIRECTOR NAMED IN 2) ABOVE UNDER :

I. THE 2001 PERFORMANCE SHARE PLAN
II. THE 2000 EXECUTIVE SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired:

N/A

8) Percentage of issued class:

N/A

9) Number of shares/amount of stock disposed:

N/A

10) Percentage of issued class:

N/A

11) Class of security:

N/A

12) Price per share:

N/A

13) Date of transaction:

N/A

14) Date company informed:

N/A

15) Total holding following this notification:

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

05 MARCH 2003

18) Period during which or date on which exercisable:

THE OPTIONS ARE EXERCISABLE DURING THE PERIOD BETWEEN 3 AND 10 YEARS FROM THE DATE OF GRANT, SUBJECT TO CERTAIN PERFORMANCE CRITERIA.

19) Total amount paid (if any) for grant of the option:

NIL

20) Description of shares or debentures involved: class, number:

I. 65,170 ORDINARY SHARES OF USD0.50 EACH
II. 195,510 ORDINARY SHARES OF USD0.50 EACH

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

690.5p

22) Total number of shares or debentures over which options held following this notification:

576,934

23) Any additional information:

NONE

24) Name of contact and telephone number for queries:

TERRY SKIPPEN

25) Name and signature of authorised company official responsible for making this notification:

TERRY SKIPPEN

Date of Notification: 06 MARCH 2003

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Directorate Change
Released	16:26 26 Mar 2003
Number	2475J

Board Changes

Standard Chartered PLC confirms that Mr Ronnie Chan will retire as a non-executive director at the Company's AGM on 8 May 2003. During his time on the Board he has provided invaluable guidance, support and advice.

For further information please contact:

Deborah Harvey

Assistant Group Secretary

Telephone : 020 7280 7024

END

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Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Annual Report & Accounts etc
Released	10:52 25 Mar 2003
Number	1570J

Standard Chartered PLC

Report and Accounts 2002

Annual Review 2002

2002 Final Dividend

Notice of AGM 2003

Copies of the documents listed above have been submitted to the UK Listing Authority and are available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Telephone: (0) 20 7676 1000

END





Full Text Announcement

Company	Standard Chartered PLC
TIDM	STAN
Headline	Holding(s) in Company
Released	15:32 19 Mar 2003
Number	9506I

NOTIFICATION OF MAJOR INTEREST IN SHARES

STANDARD CHARTERED PLC

Standard Chartered PLC received notification on 19 March 2003 that Prudential plc and all of its subsidiary companies no longer have a notifiable interest in the issued share capital of the Company.

....

D A Harvey

Assistant Group Secretary

19 March 2003

END

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Company	Standard Chartered PLC
TIDM	STAN
Headline	Annual Report and Accounts
Released	13:12 12 Mar 2003
Number	6411I

Standard Chartered PLC Report and Accounts 2002

A pdf file of Standard Chartered PLC's Report and Accounts 2002 can be found on the Company's website, www. standardchartered.com/investors and on the website of The Stock Exchange of Hong Kong Limited. The Report and Accounts 2002 will be posted to shareholders on 24 March 2003.

In addition, a copy of the Report and Accounts has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0)20 7676 1000

END

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